       As filed with the Securities and Exchange Commission on January 29, 2008
                                           1933 Act Registration No. 333-______
                                            1940 Act Registration No. 811-08559
                                                             CIK NO. 0001051629
-------------------------------------------------------------------------------

                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM N-6

     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                            AMENDMENT NO. 58

  LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M
                      (Exact Name of Registrant)

            LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
                     (Exact Name of Depositor)

        100 Madison Street, Suite 1860, Syracuse, NY 13202
       (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including Area Code:
                            (315) 428-8400

        Robert O. Sheppard, Esquire                          Copy To:
          Lincoln Life & Annuity Company         Frederick C. Tedeschi, Esquire
               of New York                       Lincoln Life & Annuity Company
          100 Madison Street, Suite 1860               of New York
             Syracuse, NY 13202                      One Granite Place
             (Name and Address of                 Concord, New Hampshire 03301
              Agent for Service)

Approximate date of proposed public offering: Continuous

Indefinite Number of Units of Interest in Variable Life Insurance Contracts
               (Title of Securities Being Registered)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

Lincoln Life & Annuity Flexible Premium Variable Life Account M
Lincoln  Life & Annuity Company of New York

Home Office Location:
100 Madison Street
Suite 1860
Syracuse, New York 13202
(888) 223-1860

Administrative Office:
Customer Service Center
One Granite Place
Concord, New Hampshire 03301
(800) 444-2363

                A Flexible Premium Variable Life Insurance Policy

     This prospectus describes Lincoln VULONE2007, a flexible premium variable life insurance contract (the "policy"), offered by Lincoln Life & Annuity Company of New York ("Lincoln Life", "the Company", "we", "us", "our"). The policy provides for death benefits and policy values that may vary with the performance of the underlying investment options. Read this prospectus carefully to understand the policy being offered.

     The policy described in this prospectus is available only in New York.

     You, the owner, may allocate net premiums to the variable Sub-Accounts of our Flexible Premium Variable Life Account M ("Separate Account"), or to the Fixed Account. Each Sub-Account invests in shares of a certain fund. Those funds are known as the Elite Series of funds (the "funds"), and such funds are offered by the following fund families. Comprehensive information on the funds may be found in the funds prospectus which is furnished with this prospectus.

     -    AllianceBernstein Variable Products Series Fund, Inc.

     -    American Century Investments Variable Portfolios, Inc.

     -    American Funds Insurance Series

     -    Delaware VIP Trust

     -    Fidelity Variable Insurance Products

     -    Franklin Templeton Variable Insurance Products Trust

     -    Lincoln Variable Insurance Products Trust

     -    MFS(R) Variable Insurance Trust

Additional information on Lincoln Life, the Separate Account and this policy may be found in the Statement of Additional Information (the "SAI"). See the last page of this prospectus for information on how you may obtain the SAI.

To be valid, this prospectus must have the current funds' prospectuses with it. Keep all prospectuses for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or determined this prospectus is accurate or complete. It is a criminal offense to state otherwise.

                       Prospectus Dated: _______ __, 2008

                                Table of Contents

CONTENTS                                                                    PAGE
-------------------------------------------------------------------------   ----
POLICY SUMMARY
   Benefits of Your Policy
   Risks of Your Policy
   Charges and Fees
LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT
   Fund Participation Agreements
   Distribution of the Policies and Compensation
   Sub-Accounts and Funds
   Sub-Account Availability and Substitution of Funds
   Voting Rights
POLICY CHARGES AND FEES
   Premium Load; Net Premium Payment
   Surrender Charges
   Partial Surrender Fee
   Transfer Fee
   Mortality and Expense Risk Charge
   Fixed Account Asset Charge
   Cost of Insurance Charge
   Administrative Fee
   Policy Loan Interest
   Rider Charges
YOUR INSURANCE POLICY
   Application
   Owner
   Right to Examine Period
   Initial Specified Amount
   Transfers
   Market Timing
   Optional Sub-Account Allocation Programs
   Riders
   Continuation of Coverage
   Termination of Coverage
   State Regulation
PREMIUMS
   Allocation of Net Premium Payments
   Planned Premiums; Additional Premiums
   Policy Values
   Additional Bonus Credits
DEATH BENEFITS
   Death Benefit Options
   Changes to the Initial Specified Amount and Death Benefit Options
   Death Benefit Proceeds
POLICY SURRENDERS
   Partial Surrender
POLICY LOANS
LAPSE AND REINSTATEMENT

   No-Lapse Protection
   Reinstatement of a Lapsed Policy
TAX ISSUES
   Taxation of Life Insurance Contracts in General
   Policies Which Are MECs
   Policies Which Are Not MECs
   Other Considerations
   Fair Value of Your Policy
   Tax Status of Lincoln Life
RESTRICTIONS ON FINANCIAL TRANSACTIONS
LEGAL PROCEEDINGS
FINANCIAL STATEMENTS
CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

POLICY SUMMARY

Benefits of Your Policy

Death Benefit Protection. The policy this prospectus describes is a variable life insurance policy which provides death benefit protection. Variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection. You should consider other forms of investments if you do not need death benefit protection, as there are additional costs and expenses in providing the insurance. Benefits of the policy will be impacted by a number of factors discussed in this prospectus, including adverse investment performance and the amount and timing of premium payments.

Tax Deferred Accumulation. Variable life insurance has significant tax advantages under current tax law. Policy values accumulate on a tax- deferred basis. A transfer of values from one Sub-Account to another within the policy currently generates no current taxable gain or loss. Any investment income and realized capital gains within a Sub-Account or interest from the Fixed Account are automatically reinvested without being taxed to the policy owner.

Access to Your Policy Values. Variable life insurance offers access to policy values. You may borrow against your policy or surrender all or a portion of your policy. Your policy can support a variety of personal and business financial planning needs.

Flexibility. The policy is a flexible premium variable life insurance policy in which flexible premium payments are permitted. You may select death benefit options and policy riders. You may increase or decrease the amount of death benefit. You are able to select, monitor, and change investment Sub-Account choices within your policy. With the wide variety of investment Sub-Accounts available, it is possible to fine tune an investment mix to meet changing personal objectives or investment conditions. Premium payments and cash values you choose to allocate to Sub-Accounts are used by us to purchase shares of underlying funds which follow investment objectives similar to the investment objectives of the corresponding Sub-Account. You should refer to this prospectus and the prospectus for each underlying fund for comprehensive information on the Sub-Accounts and the underlying funds. You may also allocate premiums and accumulation values to the Fixed Account.

No-Lapse Protection. Your policy will include the No-Lapse Enhancement Rider and the Premium Reserve Rider, which may help you manage some of the risk of policy lapse.

The No-Lapse Enhancement Rider may prevent a policy from lapsing where the net accumulation value under your policy is insufficient to cover the monthly deductions if the requirements of the rider, including requirements as to timing and amount of premium payments, are met. The net accumulation value of your policy is defined in the policy values section of the prospectus. The duration of lapse protection provided will be determined monthly, and it will vary based on the calculations described in detail in the rider. Those calculations credit the actual amounts of net premium payments made, deduct for the actual amount of any partial surrenders you make, and then adjust the net of those actual amounts by a formula which increases the net of premiums less surrenders by an assumed interest crediting rate and reduces that net amount by certain assumed charges rates and fees referred to by the rider as "reference rates". All assumed rates, charges, and fees are set forth in the rider. Payment of premiums higher than the planned premium and assumed interest credited by the rider's formula on net premiums will increase the duration of lapse protection. Partial surrenders and rider reference charges, rates, and fees deducted by the rider formula will reduce the duration of lapse protection. In addition, if the provisions of this rider are invoked to prevent lapse of the policy, the death benefit provided by this rider will be different from the death benefit otherwise in effect under the policy. Refer to the section headed "No-Lapse Enhancement Rider" in the Riders section of this prospectus for more information about amount of the death benefit which would be provided by the rider as well as the determination of the duration of protection. Finally, the rider reserves to us the right to restrict your allocations to certain Sub-Accounts to a maximum of 40% of the policy accumulation value. The decision to enforce this restriction will be based on an annual review of the Separate Account investments for this product. If we determine that the allocations by all owners of this product are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction. You must maintain automatic rebalancing and comply with these investment restrictions in order to keep this rider in effect.

The Premium Reserve Rider allows you to pay premiums in addition to those you plan to pay for the base policy and to have such amounts accumulate in the same manner as if they had been allocated to your policy. This rider's accumulation value generated by these additional premiums will automatically be transferred to your policy at the end of the grace period to help keep your policy in force in the event (i) the net accumulation value under your policy is insufficient to cover the monthly deductions and your policy's No-Lapse Enhancement Rider described above is not at the time preventing your policy from lapsing; and (ii) you do not respond to the lapse notice by paying at least the amount set forth in that notice. If the Premium Reserve Rider accumulation value on the day the grace period ends is insufficient to meet the amount then due, your policy and this rider will lapse without value. You may also request us to transfer this rider's accumulation value to your policy at any time. As with your policy, you bear the risk that investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Adverse investment results will impact the accumulation value of the rider, and, therefore, the amount of the rider accumulation value which may be available to prevent your policy from lapsing or for providing policy benefits. Refer to the section headed "Premium Reserve Rider" in the Riders section of this prospectus for more information about the benefits of this rider.

Risks of Your Policy

Fluctuating Investment Performance. A Sub-Account is not guaranteed and will increase and decrease in value according to investment performance of the underlying fund. Policy values in the Sub-Accounts are not guaranteed. If you put money into the Sub-Accounts, you assume all the investment risk on that money. A comprehensive discussion of each Sub-Account's and underlying fund's objective and risk is found in this prospectus and in each fund's prospectus, respectively. You should review these prospectuses before making your investment decision. Your choice of Sub-Accounts and the performance of the funds underlying each Sub-Account will impact the policy's Accumulation Value and will impact how long the policy remains in force, its tax status, and the amount of premium you need to pay to keep the policy in force.

Unsuitable for Short-Term Investment. This policy is intended for long-term financial and investment planning for persons needing death benefit protection, and it is unsuitable for short-term goals. Your policy is not designed to serve as a vehicle for frequent trading.

Policy Lapse. Sufficient premiums must be paid to keep a policy in force. There is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Outstanding policy loans and partial surrenders will increase the risk of lapse.

In addition to paying sufficient premiums and being cognizant of the impact of outstanding policy loans and partial surrenders on your policy values, you also have the No-Lapse Enhancement Rider and the Premium Reserve Rider, briefly noted above and discussed in more detail in the Riders section of this prospectus, to help you manage some of the risk of policy lapse.

Decreasing Death Benefit. Any outstanding policy loans and any amount that you have surrendered or withdrawn will reduce your policy's death benefit. Depending upon your choice of Death Benefit Option, adverse performance of the Sub-Accounts you choose may also decrease your policy's death benefit.

Consequences of Surrender. Surrender charges are assessed if you surrender your policy within the first 10-15 policy years. Full or partial surrenders may result in tax consequences. Depending on the amount of premium paid, or any reduction in specified amount, there may be little or no surrender value available. Partial surrenders may reduce the policy value and death benefit, and may increase the risk of lapse. To avoid lapse, you may be required to make additional premium payments.

Tax Consequences. You should always consult a tax adviser about the application of federal and state tax rules to your individual situation. The federal income tax treatment of life insurance is complex and current tax treatment of life insurance may change. There are other federal tax consequences such as estate, gift and generation skipping transfer taxes, as well as state and local income, estate and inheritance tax consequences.

Charges and Fees

This section describes the fees and expenses that you will pay when buying, owning and surrendering your policy. Refer to the "Policy Charges and Fees" section later in this prospectus for more information.

Table I describes the fees and expenses that you will pay at the time you purchase your policy, surrender your policy, or transfer accumulation values between Sub-Accounts.

                            Table I: Transaction Fees

CHARGE                            WHEN CHARGE IS DEDUCTED              AMOUNT DEDUCTED
-------------------------------   ----------------------------------   -------------------------------------------
Maximum sales charge imposed on   When you pay a premium.              7.0% of each premium payment in policy
premiums (load)                                                        years 1-20 and 4.0% in policy years 21
                                                                       and later.

Surrender Charge*                 Upon full surrender of your policy
                                  (years 1-15).
                                  When you make certain
                                  specified amount decreases (years
                                  1-10).

   Maximum Charge                                                      $60.00 per $1,000 of specified
                                                                       amount.

   Minimum Charge                                                      $0.00 per $1,000 of specified amount.

   Charge for a Representative                                         For a male, age 45, standard non-tobacco,
   Insured                                                             in year one the maximum surrender charge is
                                                                       $27.52 per $1,000 of specified amount.

                                                                       For a female, age 45, standard non-tobacco,
                                                                       in year one the maximum surrender charge is
                                                                       $24.90 per $1,000 of specified amount.

Transfer Fee                      Applied to any transfer request in   $ 25
                                  excess of 24 made during any
                                  policy year.

* These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial adviser.

Table II describes the fees and expenses that you will pay periodically during the time that you own your policy, not including the fund operating expenses shown in Table III.

          Table II: Periodic Charges Other Than Fund Operating Expenses

CHARGE                            WHEN CHARGE IS DEDUCTED              AMOUNT DEDUCTED
-------------------------------   ----------------------------------   -------------------------------------
Cost of Insurance*                Monthly
   Maximum Charge                                                      $83.33 per month per $1,000 of net
                                                                       amount at risk.

   Minimum Charge                                                      $0.00 per month per $1,000 of net
                                                                       amount at risk.
                                                                       Individuals with a higher mortality
                                                                       risk than standard issue individuals
                                                                       can be charged from 125% to 800% of
                                                                       the standard rate.

   Charge for a Representative                                         For a male, age 45, standard
   Insured                                                             non-tobacco, in year one the
                                                                       guaranteed maximum monthly cost of
                                                                       insurance rate is $0.19 per month per
                                                                       $1,000 of net amount at risk.

                                                                       For a female, age 45, standard
                                                                       non-tobacco, in year one the
                                                                       guaranteed maximum monthly cost of
                                                                       insurance rate is $0.14 per month per
                                                                       $1,000 of net amount at risk.

Mortality and Expense Risk        Daily (at the end of each            Daily charge as a percentage of the
Charge ("M&E")                    valuation day).                      value of the Separate Account,
                                                                       guaranteed not to exceed an effective
                                                                       annual rate of 0.60%. (1)

Administrative Fee*               Monthly                              A flat fee of $10 per month in all
                                                                       years.

                                                                       In addition to the flat fee of $10

* These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your financial adviser.

(1) Guaranteed at an effective annual rate of 0.60% in policy years 1-10; 0.20% in policy years 11-20; and 0.00% in policy years 21 and beyond.

CHARGE                            WHEN CHARGE IS DEDUCTED              AMOUNT DEDUCTED
-------------------------------   ----------------------------------   -------------------------------------
                                                                       per month, for the first ten policy
                                                                       years from issue date or increase in
                                                                       specified amount, a monthly fee per
                                                                       dollar of initial specified amount or
                                                                       increase in specified amount as
                                                                       follows:

   Maximum Charge                                                      $2.56 per month per $1,000 of initial
                                                                       specified amount or increase in
                                                                       specified amount.

   Minimum Charge                                                      $0.01 per month per $1,000 of initial
                                                                       specified amount or increase in
                                                                       specified amount.

   Charge for a Representative                                         For a male or female age 45, standard
   Insured                                                             non-tobacco, the maximum additional
                                                                       monthly charge is $0.24 per month per
                                                                       $1,000 of specified amount.

Policy Loan Interest              Annually                             5.0% annually of the amount held in
                                                                       the loan account. (2)


(2) Effective annual interest rate of 5.0% in years 1-10 and 4.1% in years 11 and later. Although deducted annually, interest accrues daily. As described in the section headed "Policy Loans", when you request a policy loan, amounts equal to the amount of the loan you request are withdrawn from the Sub-Accounts and the Fixed Account in proportion to their respective values. Such amount is transferred to the Loan Account, which is part of the Company's General Account. Amounts in the Loan Account are credited interest at an effective annual rate guaranteed not to be less than 4.0%.

CHARGE                            WHEN CHARGE IS DEDUCTED            AMOUNT DEDUCTED
-------------------------------   --------------------------------   --------------------------------
No-Lapse Enhancement Rider        N/A                                There is no charge for this rider.(3)


Overloan Protection Rider (4)     One-time charge when benefit is    Maximum charge of 5.0% of the then
                                  elected                            current accumulation value.(4)

OPTIONAL RIDER CHARGES                                               INDIVIDUALIZED BASED ON WHETHER
                                                                     OPTIONAL RIDER(S) SELECTED.

Premium Reserve Rider(5)          When you direct a premium to       4.0% of each premium payment allocated
                                  this rider                         to the Rider.(5)

                                  When Rider Accumulation Value is   3.0% of amount transferred.
                                  transferred to policy during
                                  policy years 1-10 (5)

(3) There is no separate charge for the No-Lapse Enhancement Rider. The Cost of Insurance Charge for the policy has been adjusted to reflect the addition of the rider to the policy. See No-Lapse Enhancement Rider section for further discussion.

(4) Accumulation Value of the policy is the sum of the Fixed Account value, the Separate Account value, and the Loan Account value. See Policy Values section for detailed discussion of how each value is calculated.

(5) Allocations of Premium Payments to the rider are at your discretion. Allocations of Premium Payments to the Rider are subject to the 4.0% charge shown in the Table and are not subject to the "Maximum Sales Charge Imposed on Premiums" shown in Table I. This 4.0% charge is called the Premium Reserve Rider Premium Load. Rider accumulation value allocated to the Separate Account is subject to the mortality and expense risk charge (which does not exceed 0.60% for policy years 1-10 and 0.20% for policy years 11 and later).

     Transfers of Accumulation Value from the rider to the policy are not subject to the "Maximum Sales Charge Imposed on Premiums" shown in Table 1, but are subject to a charge of 3.0% of the accumulation value transferred if such transfers are made during the first 10 policy years. In addition, if you request a loan from the accumulation value of this rider, interest is charged at the same rate as for policy loans. See Premium Reserve Rider section for further discussion.

CHARGE                            WHEN CHARGE IS DEDUCTED            AMOUNT DEDUCTED
-------------------------------   --------------------------------   -----------------------------------------
Waiver of Monthly Deduction       Monthly                            Rate factor is percent of all other
Rider (6)                                                            covered monthly charges.

   Maximum Charge                                                    12.0% of all other covered monthly
                                                                     charges.

   Minimum Charge                                                    2.0.% of all other covered monthly
                                                                     charges.

   Charge for a Representative                                       For a male, age 45, standard non-tobacco,
   Insured                                                           the maximum rate factor is 3.5% of all
                                                                     other covered monthly charges.

                                                                     For a female, age 45, standard
                                                                     non-tobacco, the maximum rate factor is
                                                                     5% of all other covered monthly charges.

Change of Insured Rider           N/A                                There is no charge for this rider.

Estate Tax Repeal Rider           One-time charge at issue.          $250

(6) These charges and costs vary based on individual characteristics. The charges and costs shown in the tables may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges, cost of insurance, and the cost of certain riders that would apply to you by requesting a personalized policy illustration from your financial adviser.

Table III shows the annual fund fees and expenses that are deducted daily from your Sub-Account values, on a pro rata basis. The table shows the minimum and maximum total operating expenses charged by the funds that you may pay during the time you own your policy. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

These fees and expenses may change at any time.

                 Table III: Total Annual Fund Operating Expenses
                  (expenses that are deducted from fund assets)

TOTAL ANNUAL OPERATING EXPENSE                               MINIMUM   MAXIMUM
----------------------------------------------------------   -------   -------
Total management fees, distribution and/or service (12b-1)    0.35%    1.55%(7)
fees, and other expenses.

(7) The Total Annual Operating Expenses shown in the table do not reflect waivers and reductions. Funds may offer waivers and reductions to lower their fees. Currently such waivers and reductions range from 0.00% to 0.27%. These waivers and reductions generally extend through April 30, 2008 but may be terminated at any time by the fund. Refer to the funds prospectus for specific information on any waivers or reductions in effect. The minimum and maximum percentages shown in the table include Fund Operating Expenses of mutual funds, if any, which may be acquired by the underlying funds, as well as Fund Operating Expenses of mutual funds which are acquired by any of the underlying funds which operate as fund of funds. Refer to the funds prospectus for details concerning Fund Operating Expenses of mutual fund shares acquired by underlying funds, if any.

LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT

Lincoln Life & Annuity Company of New York (Lincoln Life, the Company, we, us, our) (EIN 22-0832760) is a stock life insurance company chartered in New Jersey in 1897 and redomesticated to New York on April 2, 2007. It is engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

The Company was formed as a result of the merger of two stock life insurance company subsidiaries of LNC. On April 2, 2007, Lincoln Life & Annuity Company of New York (former Lincoln New York) was merged with and into the Company (which was then known as Jefferson Pilot LifeAmerica Insurance Company). Simultaneously with the merger, the Company's name was changed from Jefferson Pilot LifeAmerica Insurance Company to Lincoln Life & Annuity Company of New York. As a result, the assets and liabilities of the former Lincoln New York became part of the assets and liabilities of the Company and the life insurance policies previously issued by the former Lincoln New York became obligations of the Company.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Lincoln Financial Group sells a wide variety of financial products and solutions through financial advisors: mutual funds, managed accounts, retirement solutions, life insurance, 401(k) and 403(b) plans, savings plans, institutional investments and comprehensive financial planning and advisory services.

Lincoln Life & Annuity Flexible Premium Variable Life Account M (Separate Account) is a separate account of the Company which was established on November 24, 1997. As part of the merger of the two insurance companies described above (the "Merger"), the Separate Account was transferred intact to the Company (the "Transfer"). The assets and liabilities of the Separate Account immediately prior to the Merger remain intact and legally separate from any other business of the Company. The accumulation unit values for the Sub-Account(s) to which you allocated your premium payments and accumulation values did not change as a result of the Transfer of the Separate Account, and your policy values immediately after the Transfer are the same as your policy values immediately before the Transfer. The investment performance of assets in the Separate Account is kept separate from that of the Company's General Account. Separate Account assets attributable to the policies are not charged with the general liabilities of the Company. Separate Account income, gains and losses are credited to or charged against the Separate Account without regard to the Company's other income, gains or losses. The Separate Account's values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the "Commission") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and meets the definition of "separate account." Any changes in the investment policy of the Separate Account must be approved by the New York State Insurance Department.

You may also allocate your premium payments and accumulation values in whole or in part to the Fixed Account. In the Fixed Account, your principal is guaranteed. Fixed Account assets are general assets of the Company, and are held in the Company's General Account.

On April 3, 2006, Jefferson-Pilot Corporation ("Jefferson-Pilot"), a North Carolina corporation, merged with and into a wholly owned subsidiary of LNC. As a result, the Company became a wholly owned subsidiary of LNC.

Fund Participation Agreements

In order to make the funds in which the Sub-Accounts invest available, Lincoln Life has entered into agreements with the trusts or corporations and their advisers or distributors. In some of these agreements, we must perform certain administrative services for the fund advisers or distributors. For these administrative functions, we may be compensated at annual rates of between 0.02% and 0.45% based upon assets of an underlying fund attributable to the policies. We (or our affiliates) may profit from these fees or use these fees to defray the costs of distributing the contract. Additionally, a fund's adviser and/or distributor (or its affiliates) may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. The compensation may come from 12b-1 fees, or be paid by the advisers or distributors. The funds offered by the following trusts or corporations make payments to Lincoln Life under their distribution plans in consideration of the administrative functions Lincoln Life performs: American Funds Insurance Series, Fidelity Variable Insurance Products, and Lincoln Variable Insurance Products Trust.

Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund's average net assets, which can fluctuate over time. If, however, the value of the fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the funds goes down, payments to us (or our affiliates) would decrease.

Distribution of the Policies and Compensation

The policy is distributed by broker-dealer firms through their registered representatives who are appointed as life insurance agents for the Company. One of such broker-dealer firms is Lincoln Financial Advisors Corporation ("LFA"), which is an affiliate of the Company. Broker-dealer firms may receive commission and service fees up to 55% of first year premium, plus up to 5% of all other premiums paid. The amount of compensation may also be affected by choices the policy owner has made, including choices of riders, when the policy was applied for. In lieu of premium-based commission, equivalent amounts may be paid over time, based on accumulation value. Additionally, the broker-dealer may be paid additional compensation on first year premiums and all additional premiums and/or provided reimbursements for portions of policy sales expenses.

In some situations, the broker-dealer may elect to share its commission or expense reimbursement allowance with its registered representatives. Registered representatives of broker-dealer firms may also be eligible for cash bonuses and "non cash compensation." The latter, as defined in FINRA Conduct Rule 2820, includes such things as office space, computers, club credit, prizes, awards, and training and education meetings.

Broker-dealers or their affiliates may be paid additional amounts for: (1) "preferred product" treatment of the policies in their marketing programs, which may include marketing services and increased access to sales representatives;
(2) sales promotions relating to the policies;

(3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the broker-dealer offers. Loans may be provided to broker-dealers or their affiliates to help finance marketing and distribution of the policies, and those loans may be forgiven if aggregate sales goals are met. In addition, staffing or other administrative support and services may be provided to broker-dealers who distribute the policies.

These additional types of compensation are not offered to all broker-dealers. The terms of any particular agreement governing compensation may vary among broker-dealers and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide broker-dealers and/or their registered representatives with an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive additional compensation, or receives lower levels of additional compensation. You may ask your registered representative how he/she will personally be compensated for the transaction. You may wish to take such payments into account when considering and evaluating any recommendation relating to the policies.

Depending on the particular selling arrangements, there may be others who are compensated for distribution activities. For example, certain "wholesalers," who control access to certain selling offices, may be compensated for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the policies. One of the wholesalers is Lincoln Financial Distributors, Inc. ("LFD"), a registered broker-dealer, also an affiliate of Lincoln Life. Marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the policies, and which may be affiliated with those broker-dealers, may also be compensated. Commissions and other incentives or payments described above are not charged directly to policy owners or the Separate Account. The potential of receiving, or the receipt of, such marketing assistance or other services and the payment to those who control access or for referrals, may provide broker-dealers and/or their registered representatives an incentive to favor sales of the policies over other variable life insurance policies (or other investments) with respect to which a broker-dealer does not receive similar assistance or disadvantage issuers of other variable life insurance policies (or other investments) which do not compensate for access or referrals. All compensation is paid from our resources, which include fees and charges imposed on your policy.

We do not anticipate that the surrender charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which we will incur in connection with your policy. Any such shortfall would be available for recovery from the Company's General Account, which supports insurance and annuity obligations.

Sub-Accounts and Funds

The variable investment options in the policy are Sub-Accounts of the Separate Account. All amounts allocated or transferred to a Sub-Account are used to purchase shares of the appropriate fund to which we refer as the underlying fund. You do not invest directly in these funds. The investment performance of each Sub-Account will reflect the investment performance of the underlying fund.

We create Sub-Accounts and select the funds the shares of which are purchased by amounts allocated or transferred to the Sub-Accounts based on several factors, including, without limitation, asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will compensate us for providing administrative, marketing, and/or support services that would otherwise be provided by the fund, the fund's investment adviser, or its distributor. We review each fund periodically after it is selected. Upon review, we may either close a Sub-Account or restrict allocation of additional purchase payments to a Sub-Account if we determine the fund in which such Sub-Account invests no longer meets one or more of the factors and/or if the Sub-Account has not attracted significant policy owner assets. Alternatively, we may seek to substitute another fund which follows a similar investment objective as the fund in which a Sub-Account invests, subject to receipt of applicable regulatory approvals. Finally, when we develop a variable life insurance product in cooperation with a fund family or distributor (e.g., a "private label" product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

A given underlying fund may have an investment objective and principal investment strategy similar to those for another fund managed by the same investment adviser or subadviser. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.

Several of the underlying funds may invest in non-investment grade, high-yield, and high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual fund prospectus.

There is no assurance that the investment objective of any of the underlying funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. The amount of risk varies significantly among the Sub-Accounts. You should read each underlying fund's prospectus carefully before making investment choices.

Additional Sub-Accounts and underlying funds may be made available in our discretion. The right to select among Sub-Accounts will be limited by the terms and conditions imposed by the Company.

The underlying funds and their investment advisers/subadvisers and objectives are listed below. Comprehensive information on each fund, its objectives and past performance may be found in each fund prospectus. Prospectuses for each of the underlying funds listed below accompany this prospectus and are available by calling 1-800-444-2363.

AllianceBernstein Variable Products Series Fund, Inc., advised by
AllianceBernstein, L.P.

     - AllianceBernstein Global Technology Portfolio (Class A): Maximum capital appreciation.

     - AllianceBernstein Growth and Income Portfolio (Class A): Growth and income.

     - AllianceBernstein International Value Portfolio (Class A): Long-term growth.

     - AllianceBernstein Small/Mid Cap Value Portfolio (Class A): Long-term growth.

American Century Investments Variable Portfolios, Inc., advised by American Century Investment Management, Inc.

     -    Inflation Protection Fund (Class I): Long-term total return.

American Funds Insurance Series, advised by Capital Research and Management Company.

     -    Global Growth Fund (Class 2): Long-term growth.

     -    Global Small Capitalization Fund (Class 2): Long-term growth.

     -    Growth Fund (Class 2): Long-term growth.

     -    Growth-Income Fund (Class 2): Growth and income.

     -    International Fund (Class 2): Long-term growth.

Delaware VIP Trust, advised by Delaware Management Company.

     -    Capital Reserves Series (Standard Class): Current income.

     -    Diversified Income Series (Standard Class): Total return.

     - Emerging Markets Series (Standard Class): Capital appreciation. (Subadvised by Mondrian Investment Partners Limited)

     -    High Yield Series (Standard Class): Total return.

     -    Small Cap Value Series (Standard Class): Capital appreciation.

     -    Trend Series (Standard Class): Capital appreciation.

     -    U. S. Growth Series (Standard Class): Capital appreciation.

     -    Value Series (Standard Class): Capital appreciation.

Fidelity Variable Insurance Products, advised by Fidelity Management & Research Company.

     -    Contrafund Portfolio (Service Class): Long-term capital appreciation.

     -    Growth Portfolio (Service Class): Capital appreciation.

     -    Mid Cap Portfolio (Service Class): Long-term growth.

     -    Overseas Portfolio (Service Class): Long-term growth.

Franklin Templeton Variable Insurance Products Trust, advised by Franklin Advisers, Inc. for the Franklin Income Securities Fund, the Franklin Small-Mid Cap Growth Securities Fund and the Templeton Global Income Securities Fund, and by Franklin Mutual Advisers, LLC for the Mutual Shares Securities Fund.

     -    Franklin Income Securities Fund (Class 1): Current income.

     - Franklin Small-Mid Cap Growth Securities Fund (Class 1): Long-term growth.

     -    Mutual Shares Securities Fund (Class 1): Capital appreciation.

     -    Templeton Global Income Securities Fund (Class 1): Total return.

Lincoln Variable Insurance Products Trust, advised by Lincoln Investment Advisors Corporation.

     - LVIP Baron Growth Opportunities Fund (Service Class): Capital appreciation. (Subadvised by BAMCO, Inc.)

     - LVIP Capital Growth Fund (Standard Class): Capital appreciation. (Subadvised by Wellington Management Company, LLP)

     - LVIP Cohen & Steers Global Real Estate Fund (Standard Class): Total return. (Subadvised by Cohen & Steers Capital Management)

     - LVIP Delaware Bond Fund (Standard Class): Current income. (Subadvised by Delaware Management Company)

     - LVIP Delaware Growth and Income Fund (Standard Class): Capital appreciation. (Subadvised by Delaware Management Company)

     - LVIP Delaware Social Awareness Fund (Standard Class): Capital appreciation. (Subadvised by Delaware Management Company)

     - LVIP Delaware Special Opportunities Fund (Standard Class): Capital appreciation. (Subadvised by Delaware Management Company)

     - LVIP FI Equity-Income Fund (Standard Class): Income. (Subadvised by Pyramis Global Advisors LLC)

     - LVIP Janus Capital Appreciation Fund (Standard Class): Long-term growth. (Subadvised by Janus Capital Management LLC)

     - LVIP Marsico International Growth Fund (Standard Class): Long-term capital appreciation. (Subadvised by Marsico Capital Management, LLC)

     - LVIP MFS(R) Value Fund (Standard Class): Long-term growth of capital. (Subadvised by Massachusetts Financial Services Company)

     - LVIP Mid-Cap Growth Fund (Standard Class): Capital appreciation. (Subadvised by Turner Investment Partners)

     - LVIP Mid-Cap Value Fund (Standard Class): Long-term capital appreciation. (Subadvised by Wellington Management Company, LLP)

     - LVIP Mondrian International Value Fund (Standard Class): Capital appreciation. (Subadvised by Mondrian Investment Partners Limited)

     - LVIP Money Market Fund (Standard Class): Preservation of capital. (Subadvised by Delaware Management Company)

     - LVIP S&P 500 Index Fund (Standard Class)(1): Capital appreciation. (Subadvised by Mellon Capital Management Corporation)

     - LVIP Small-Cap Index Fund (Standard Class): Capital appreciation. (Subadvised by Mellon Capital Management Corporation)

     - LVIP T. Rowe Price Growth Stock Fund (Standard Class): Long-term growth of capital. (Subadvised by T. Rowe Price Associates, Inc.)

     -    LVIP T. Rowe Price Structured Mid-Cap Growth Fund (Standard Class):
          Maximum capital appreciation. (Subadvised by T. Rowe Price Associates, Inc.)

     - LVIP Templeton Growth Fund (Standard Class): Long-term growth of capital. (Subadvised by Templeton Investment Counsel, LLC)

     - LVIP UBS Global Asset Allocation Fund (Standard Class): Total return. (Subadvised by UBS Global Asset Management (Americas) Inc. (UBS Global
          AM))

     - LVIP Value Opportunities Fund (Standard Class): Long-term capital appreciation. (Subadvised by Dalton, Greiner, Hartman, Maher & Co.)

     - LVIP Wilshire 2010 Profile Fund (Standard Class) (2): Total return. (Subadvised by Wilshire Associates Incorporated)

     - LVIP Wilshire 2020 Profile Fund (Standard Class) (2): Total return. (Subadvised by Wilshire Associates Incorporated)

     - LVIP Wilshire 2030 Profile Fund (Standard Class) (2): Total return. (Subadvised by Wilshire Associates Incorporated)

     - LVIP Wilshire 2040 Profile Fund (Standard Class) (2): Total return. (Subadvised by Wilshire Associates Incorporated)

     - LVIP Wilshire Aggressive Profile Fund (Standard Class) (2): Capital appreciation. (Subadvised by Wilshire Associates Incorporated)

     - LVIP Wilshire Conservative Profile Fund (Standard Class) (2): Current income.

          (Subadvised by Wilshire Associates Incorporated)

     - LVIP Wilshire Moderate Profile Fund (Standard Class) (2): Total return. (Subadvised by Wilshire Associates Incorporated)

     -    LVIP Wilshire Moderately Aggressive Profile Fund (Standard Class) (2):
          Growth and income. (Subadvised by Wilshire Associates Incorporated)

MFS (R) Variable Insurance Trust, advised by Massachusetts Financial Services Company

     -    Total Return Series (Initial Class): Growth and income.

     -    Utilities Series (Initial Class): Growth and income.

(1) "S&P 500" is a trademark of The McGraw Hill Companies, Inc. and has been licensed for use by Lincoln Variable Insurance Products Trust and its affiliates. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the product. (Please see Statement of Additional Information which sets forth additional disclaimers and limitations of liability on behalf of S&P.)

(2) The Lincoln Variable Insurance Products Trust LVIP Wilshire 2010 Profile Fund, LVIP Wilshire 2020 Profile Fund, LVIP Wilshire 2030 Profile Fund, LVIP Wilshire 2040 Profile Fund, LVIP Wilshire Aggressive Profile Fund, LVIP Wilshire Conservative Profile Fund, LVIP Wilshire Moderate Profile Fund, and LVIP Wilshire Moderately Aggressive Profile Fund are "Fund of Funds" and as such purchase shares of other mutual funds rather than directly investing in debt and equity securities. As a result, Fund of Funds may have higher expenses than mutual funds which invest directly in debt and equity securities.

Sub-Account Availability and Substitution of Funds

Lincoln Life may close Sub-Accounts and may seek to substitute shares of other funds as the fund in which a Sub-Account invests if:

     1) the shares of any underlying fund should no longer be available for investment by the Separate Account; or

     2) the Sub-Account has not attracted significant policyholder allocations; or

     3) in our judgment, further investment in such shares ceases to be appropriate in view of the purpose of the Separate Account, legal, regulatory or federal income tax restrictions, or for any other reason.

We will obtain any necessary regulatory or other approvals prior to such a change. We will endorse your policy as required to reflect any withdrawal or substitutions. Substitute funds may have higher charges than the funds being replaced.

Voting Rights

The underlying funds do not hold regularly scheduled shareholder meetings. When a fund holds a special meeting for the purpose of approving changes in the ownership or operation of the fund, the Company is entitled to vote the shares held by our Sub-Account in that fund. Under our current interpretation of applicable law, you may instruct us how to vote those shares.

We will notify you when your instructions are needed and will provide information from the fund about the matters requiring the special meeting. We will calculate the number of votes for which you may instruct us based on the amount you have allocated to that Sub-Account, and the value of a share of the corresponding fund, as of a date chosen by the fund (record date). If we receive instructions from you, we will follow those instructions in voting the shares attributable to your policy. If we do not receive instructions from you, we will vote the shares attributable to your policy in the same proportion as we vote other shares based on instructions received from other policy owners. Since underlying funds may also offer their shares to entities other than the Company, those other entities also may vote shares of the underlying funds, and those votes may affect the outcome.

Each underlying fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shareholders which must be present in person or by proxy at a meeting of shareholders (a "quorum"), and the percentage of such shareholders present in person or by proxy which must vote in favor of matters presented. Because shares of the underlying fund held in the Separate Account are owned by the Company, and because under the 1940 Act the Company will vote all such shares in the same proportion as the voting instruction which we receive, it is important that each Policy owner provide their voting instructions to the Company. Even though Policy owners may choose not to provide voting instruction, the shares of a fund to which such Policyholders would have been entitled to provide voting instruction will be voted by the Company in the same proportion as the voting instruction which we actually receive. As a result, the instruction of a small number of Policy owners could determine the outcome of matters subject to shareholder vote. In addition, because the Company expects to vote all shares of the underlying fund which it owns at a meeting of the shareholders of an underlying fund, all shares voted by the Company will be counted when the underlying fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met.

POLICY CHARGES AND FEES

Policy charges and fees compensate us for providing your insurance benefit, administering your policy, assuming risks associated with your policy, and incurring sales related expenses. We may profit from any of these charges, and we may use this profit for any purpose, including covering shortfalls from other charges.

In addition to policy charges, the investment adviser for each of the underlying funds deducts a daily charge as a percent of the value in each fund as an asset management charge. The charge reflects asset management fees of the investment adviser. Other expenses are incurred by the funds (including 12b-1 fees for Class 2 shares and other expenses) and deducted from fund assets. Values in the Sub-Accounts are reduced by these charges. Future fund expenses may vary. Detailed information about charges and expenses incurred by an underlying fund is contained in each fund's prospectus.

The monthly deductions, including the cost of insurance charges, will be deducted proportionately from the net accumulation value of each Sub-Account and the Fixed Account subject to the charge.

The monthly deductions are made on the "monthly anniversary day," the policy date, and the same day of each month thereafter. If the day that would otherwise be a monthly anniversary day is non-existent for that month, or is not a valuation day, then the monthly anniversary day is the next valuation day.

If the value is insufficient to cover the current monthly deduction, you have a 61-day grace period to make a payment sufficient to cover that deduction.

Premium Load; Net Premium Payment

We make a deduction from each premium payment. This amount, referred to as "premium load," covers certain policy-related state and federal tax liabilities. It also covers a portion of the sales expenses incurred by the Company. We deduct 7% from each premium payment in policy years 1 - 20 and 4% in policy years 21 and beyond. The premium payment, net of the premium load, is called the "net premium payment."

Surrender Charges

A surrender charge may apply if the policy is totally surrendered or has a decrease in the specified amount of death benefit. The surrender charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of surrender charges is included in each policy.

The surrender charge varies by age of the insured, the number of years since the date of issue or the date of an increase in specified amount, and the specified amount. The surrender charge will never exceed $60.00 per $1,000 of specified amount. A personalized schedule of surrender charges is included in each policy. You may obtain more information about the surrender charges that would apply to your policy by requesting a personalized illustration from your insurance representative.

The duration of the surrender charge is 15 years for full surrenders and 10 years for decreases in specified amount.

Surrender charges are assessed by withdrawing value from the Sub-Accounts and the Fixed Account proportionately. The surrender charge will not exceed the policy value. All surrender charges decline to zero within 15 years following policy issue, or any increase in specified amount.

Upon either a full surrender of the policy or a decrease in specified amount, the charge will be subject to the following conditions:

A. For decreases in specified amount, excluding full surrender of the policy, no surrender charge will be applied where the decrease:

     1) occurs after the tenth policy anniversary following issue of the initial specified amount; or

     2)   is caused by a partial surrender; or

     3) when added to the sum of all prior decreases, does not exceed 25% of the initial specified amount.

B. For all other decreases, the charge will be calculated as 1) minus 2), then divided by 3) and then multiplied by 4), where:

     1)   is the amount of this decrease plus any prior decreases;

     2) is the greater of an amount equal to 25% of the initial specified amount or the sum of all prior decreases;

     3)   is the initial specified amount; and

     4) is the then applicable surrender charge from the schedule in the policy.

We may limit requests for decreases in specified amount, to the extent there is insufficient value to cover the necessary surrender charges.

If you increase the specified amount, a new surrender charge will be applicable to each increase. This charge is in addition to any surrender charge on the existing specified amount. Upon an increase in specified amount, we will send you supplemental policy specifications reflecting the maximum additional surrender charge.

Upon full surrender of your policy following a policy decrease, the surrender charge will be calculated as the entire amount shown in the policy specifications, multiplied by one minus the percentage of the initial specified amount for which a surrender charge was previously assessed. The charge assessed upon a full surrender will not exceed the policy's value.

If your policy includes the Estate Tax Repeal Rider, and if you satisfy its special conditions, you will have a one-time right to cancel your policy without being subject to surrender charges. This is a limited benefit and is subject to our specific definition of Estate Tax Repeal.

Any surrender may have tax implications. Consult your tax or other adviser before initiating a surrender.

Partial Surrender Fee

No surrender charge or administrative fee is imposed on a partial surrender.

Transfer Fee

For each transfer request in excess of 24 made during any policy year, we reserve the right to charge you an administrative fee of $25.

In the event that we make a material change in the investment strategy of a Sub-Account, you may transfer the accumulation values allocated to that Sub-Account to any other Sub-

Account or to the Fixed Account without being charged a fee and may do so even if you have requested 24 transfers during that policy year. This option to transfer from a Sub-Account must be exercised within 60 days after the effective date of such change in investment strategy of that Sub-Account.

Mortality and Expense Risk Charge

We assess a daily mortality and expense risk charge as a percentage of the value of the Sub-Accounts. The mortality risk assumed is that the insured may live for a shorter period than we originally estimated. The expense risk assumed is that our expenses incurred in issuing and administering the policies will be greater than we originally estimated. The charge is guaranteed not to exceed an effective annual rate of 0.60% in policy years 1-10 and 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond. The current charge is at an effective annual rate of 0.60% in policy years 1-10, 0.20% in policy years 11-20, and 0.00% in policy years 21 and beyond.

Cost of Insurance Charge

A significant cost of variable life insurance is the "cost of insurance" charge. This charge is the portion of the monthly deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined based on our expectation of future mortality, investment earnings, persistency and expenses (including taxes).

The cost of insurance charge depends on the policy duration, the age, underwriting category and gender of the insured, and the current net amount at risk. The net amount at risk is the death benefit minus the greater of zero or the policy value, and may vary with investment performance, premium payment patterns, and charges. The rate on which the monthly deduction for the cost of insurance is based will generally increase each policy year as the insured ages. Cost of insurance rates are generally lower for healthy individuals.

The cost of insurance is determined monthly by dividing the death benefit at the beginning of the policy month by 1 plus .0032737 (the monthly equivalent of an effective annual rate of 4.0%), subtracting the value at the beginning of the policy month, and multiplying the result (the "net amount at risk") by the applicable cost of insurance rate as determined by the Company.

The current cost of insurance charge may be less than the guaranteed cost of insurance charge, but it will never exceed the maximum cost of insurance charge. A schedule of guaranteed maximum cost of insurance rates is part of your policy.

Administrative Fee

There is a flat monthly deduction of $10 in all years.

For the first ten policy years from issue date or increase in specified amount, there is an additional charge that varies with the insured's age, sex, and premium class. This charge will never exceed $2.56 per $1,000 of initial specified amount or increase in specified amount. This fee compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

Policy Loan Interest

If you borrow against your policy, interest will be charged to the Loan Account value. The annual effective interest rate is 5.0% in years 1-10, 4.1% in years 11 and beyond. We will credit 4.0% interest on the Loan Account value in all years.

Rider Charges

Waiver of Monthly Deduction Rider. The monthly charge for this benefit is equal to the sum of all other covered monthly charges for the policy and all riders, multiplied by a rate factor. The rate factor depends on the age, underwriting category and gender of the insured. The maximum rate factor is 12.0%. If you have elected this rider, a table of rate factors appears on the rider pages in your policy.

Estate Tax Repeal Rider. There is a $250 one-time charge at issue for this rider.

Overloan Protection Rider. There is a one-time charge for this rider if you choose to elect the benefit. This charge will not exceed 5.0% of the then current accumulation value.

Premium Reserve Rider. We deduct 4.0% from each premium payment you direct to this rider. Transfers of premium reserve rider accumulation value from this rider to the policy may be subject to a charge of 3.0% of amount transferred during policy years 1 - 10. Rider accumulation value allocated to the Premium Reserve Separate Account is subject to the mortality and expense risk charge (which does not exceed 0.60% for policy years 1 - 10 and 0.20% for policy years 11 and later). In addition, if you request a loan from the accumulation value of this rider, interest is charged at the same rate as for policy loans.

YOUR INSURANCE POLICY

Your policy is a life insurance contract that provides for a death benefit payable on the death of the insured. The policy and the application constitute the entire contract between you and Lincoln Life.

We may add, change or eliminate any underlying funds that the Separate Account or the Sub-Accounts invest in, subject to state and federal laws and regulations. We may substitute a new fund for one that is no longer available for investment, or is no longer suitable for the policy. We will obtain any required approvals from policy owners, the SEC, and state insurance regulators before substituting any funds.

We may choose to add or remove Sub-Accounts as investment options under the policies, based on marketing needs or investment conditions. If we change any Sub-Accounts or substitute any funds, we will make appropriate endorsements to the policies.

If we obtain appropriate approvals from policy owners and securities regulators, we may:

     -    change the investment objective of the Separate Account;

     - operate the Separate Account as a management investment company, unit investment trust, or any other form permitted under applicable securities laws;

     -    deregister the Separate Account; or

     -    combine the Separate Account with another separate account.

We will notify you of any change that is made. (See section headed "Transfer Fee" for explanation of an additional right to transfer accumulation values from a Sub-Account when its investment objective changes.)

The policy includes policy specifications pages. These pages provide important information about your policy such as: the identity of the insured and owner; policy date; the initial specified amount; the death benefit option selected; issue age; planned premium payment; surrender charges; expense charges and fees; and guaranteed maximum cost of insurance rates.

When your policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.

The policy is nonparticipating. This means that no dividends are payable to you. In addition, your policy does not share in the profits or surplus earnings of the Company.

Before purchasing the policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The insured will need to prove current insurability and there may be a new contestable period for the new policy. The death benefit and policy values may be less for some period of time in the new policy.

The policy date is the date on which we begin life insurance coverage. This is the date from which policy years, policy anniversary and age are determined.

Once your policy is in force, the effective date of payments and requests you send us is usually determined by the day and time we receive them.

We allow telephone or other electronic transactions when you complete our authorization form and return it to us. Contact our Administrative Office for information on permitted electronic transactions and authorization for electronic transactions.

Any telephone or other electronic transmission, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you should send your request in writing to our Administrative Office.

Application

If you decide to purchase a policy, you must first complete an application. A completed application identifies the proposed insured and provides sufficient information to permit us to begin underwriting risks in the policy. We require a medical history and examination of the proposed insured. Based on our review of medical information about the proposed insured, we may decline to provide insurance, or we may place the proposed insured in a special underwriting category. The monthly cost of insurance charge deducted from the policy value after issue varies depending on the age, gender and underwriting category of the insured.

A policy may only be issued upon receipt of satisfactory evidence of insurability, and generally when the insured is at least age 15 and at most age
85. Age will be determined by the nearest birthday of the insured.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who applies for a policy. When you apply for a policy, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We, or our agent, may also ask to see your driver's license, photo i.d. or other identifying documents.

Owner

The owner on the date of issue is designated in the policy specifications. You, as owner, will make the following choices:

     1)   initial death benefit amount and death benefit option;

     2)   optional riders;

     3)   the amount and frequency of premium payments; and

     4) the amount of net premium payment to be allocated to the selected Sub-Accounts or the Fixed Account.

You are entitled to exercise rights and privileges of your policy as long as the insured is living. These rights generally include the power to select the beneficiary, request policy loans, make partial surrenders, surrender the policy entirely, name a new owner, and assign the policy. You must inform us of any change in writing. We will record change of owner and beneficiary forms to be effective as of the date of the latest signature on the request.

Right to Examine Period

You may return your policy to us for cancellation within 45 days after the application is signed or ten days after you receive it (60 days after receipt for policies issued in replacement of other insurance). This is called the right to examine period. If the policy is returned for cancellation within the right to examine period, we will refund to you all premium payments. If a premium payment was made by check, there may be a delay until the check clears.

Any net premium payments received by us within ten days of the date the policy was issued will be held in the Money Market Sub-Account. At the end of that period, it will be allocated to the Sub-Accounts and the Fixed Account, if applicable, which you designated. If the policy is returned for cancellation within the right to examine period, we will return the full amount of any premium payments made.

Initial Specified Amount

You will select the initial specified amount of death benefit on the application. This may not be less than $100,000. This amount, in combination with a death benefit option, will determine the initial death benefit. The initial specified amount is shown on the policy specifications page.

Transfers

You may make transfers among the Sub-Accounts and the Fixed Account, subject to certain provisions. You should carefully consider current market conditions and each fund's objective and investment policy before allocating money to the Sub-Accounts.

During the first policy year, transfers from the Fixed Account to the Sub-Accounts may be made only as provided for in the dollar cost averaging or automatic rebalancing program described below. The amount of all transfers from the Fixed Account in any other policy year may not exceed the greater of:

     1) 25% of the Fixed Account value as of the immediately preceding policy anniversary, or

     2) the total dollar amount transferred from the Fixed Account in the immediately preceding policy year.

Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any policy year without charge. We may limit transfers from the Fixed Account at any time.

Requests for transfers must be made in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing, subject to our consent.

Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of accumulation units. This will be based on the accumulation unit values determined after our Administrative Office receives a request in writing or adequately authenticated electronic transfer request. Transfer and financial requests received in good order before 4:00 P.M. Eastern time on a business day will normally be effective that day.

Market Timing

Frequent, large, or short-term transfers among Sub-Accounts and the Fixed Account, such as those associated with "market timing" transactions, can affect the underlying funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our policy owners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Sub-Accounts and the Fixed Account that may affect other policy owners or fund shareholders.

In addition, the underlying funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Sub-Accounts. While we reserve the right to enforce these policies and procedures, policy owners and other persons with interests under the policies should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the funds.

However, under the SEC rules, we are required to: (1) enter into written agreement with each underlying fund or its principal underwriter that obligates us to provide to the underlying fund promptly upon request certain information about the trading activity of individual policy owners, and (2) execute instructions from the underlying fund to restrict or prohibit further purchases or transfers by specific policy owners who violate excessive trading policies established by the underlying funds.

You should be aware that the purchase and redemption orders received by underlying funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts to which premium payments and cash values of variable insurance policies are allocated. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance policies. The omnibus nature of these orders may limit the underlying funds' ability to apply their respective disruptive trading policies and procedures. We cannot guarantee that the underlying funds (and thus our policy owners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may purchase the underlying funds. In addition, if an underlying fund believes that an omnibus order we submit may reflect one or more transfer requests from policy owners engaged in disruptive trading activity, the underlying fund may reject the entire omnibus order.

Our Market Timing Procedures detect potential "market timers" by examining the number of transfers made by policy owners within given periods of time. In addition, managers of the funds might contact us if they believe or suspect that there is market timing. If requested by a fund company, we may vary our Market Timing Procedures from Sub-Accounts to Sub-Accounts to comply with specific fund policies and procedures.

We may increase our monitoring of policy owners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple contracts owned by the same policy owner if that policy owner has been identified as a market timer. For each policy owner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.

Once a policy owner has been identified as a "market timer" under our Market Timing Procedures, we will notify the policy owner in writing that future transfers (among the Sub-Accounts and/or the Fixed Account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, standard delivery for the remainder of the policy year.

Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from a policy owner that has been identified as a market timer, upon discovery, we will reverse the transaction within 1 to 2 business days of our discovery. We will impose this "original signature" restriction on that policy owner even if we cannot identify, in the particular circumstances, any harmful effect from that policy owner's particular transfers.

Policy owners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of policy owners determined to be engaged in such transfer activity that may adversely affect other policy owners or fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.

Our Market Timing Procedures are applied consistently to all policy owners. An exception for any policy owner will be made only in the event we are required to do so by a court of law. In addition, certain funds available as investment options in your contract may also be available as investment options for owners of other, older life insurance policies issued by us.

Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among Sub-Accounts and the Fixed Accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity, to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all policy owners or as applicable to all policy owners with policy values allocated to Sub-Accounts investing in particular underlying funds. We also reserve the right to implement and administer redemption fees imposed by one or more of the funds in the future.

Some of the underlying funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the underlying fund's investment adviser, the underlying fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the funds in which the Separate Account invests, including any refusal or restriction on purchases or redemptions of the Sub-Account units as a result of the funds' own policies and procedures on market timing activities. If a fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1-2 business days of the day on which we receive notice of the refusal. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. Some of the underlying funds may also impose redemption fees on short-term trading (i. e., redemptions of underlying fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the underlying funds. You should read the prospectuses of the funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.

Optional Sub-Account Allocation Programs

You may elect to participate in programs for dollar cost averaging or automatic rebalancing. There is currently no charge for these programs. You may participate in only one program at any time.

DOLLAR COST AVERAGING systematically transfers specified dollar amounts during the first policy year from the Money Market Sub-Account or the Fixed Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly basis. These transfers do not count against the free transfers available. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Dollar cost averaging will not assure a profit or protect against a declining market.

If the owner elects Dollar Cost Averaging from either the Money Market Sub-Account or the Fixed Account the value in that account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

If dollar cost averaging is desired, it must be elected at issue.

Dollar cost averaging terminates automatically:

     1) if the value in the Money Market Sub-Account or the Fixed Account is insufficient to complete the next transfer;

     2) seven calendar days after our Administrative Office receives a request for termination in writing or by telephone, with adequate authentication;

     3)   on the first policy anniversary; or

     4)   if your policy is surrendered or otherwise terminates.

AUTOMATIC REBALANCING periodically restores to a pre-determined level the percentage of policy value allocated to the Fixed Account and each Sub-Account. The pre-determined level is the allocation initially selected on the application, until changed by the owner. Your policy will be issued with automatic rebalancing. When automatic rebalancing is in effect, all net premium payments allocated to the Sub-Accounts and Fixed Account will be subject to automatic rebalancing. Transfers among the Sub-Accounts and the Fixed Account as a result of automatic rebalancing do not count against the number of free transfers available.

Automatic rebalancing is available only on a quarterly basis. Automatic rebalancing may be terminated, or the allocation may be changed at any time, by contacting our Administrative Office.


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

Riders

We may offer you riders to your policy from time to time. Riders may alter the benefits or charges in your policy and their election may have tax consequences to you. Also, if you elect a particular rider, it may restrict the terms of your policy, or of other riders in force. Consult your financial and tax advisers before adding riders to, or deleting them from, your policy.

Waiver of Monthly Deduction Rider. If desired, you must select this rider when you initially apply for insurance. Lincoln Life will maintain the death benefit by paying covered monthly deductions during periods of disability. Charges for this rider, if elected, are part of the monthly deductions.

Change of Insured Rider. With this rider, you may name a new insured in place of the current insured. Underwriting and policy value requirements must be met. The benefit expires on the anniversary nearest to the current insured's 65th birthday. There is no separate charge for this rider; however policy charges applicable to the new insured may differ from charges applicable to the current insured. Exercising the Change of Insured Rider is a fully taxable event.

Estate Tax Repeal Rider. If desired, you must select this rider when you initially apply for insurance. In the event of federal estate tax repeal as set forth in the Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R.
1836) being extended, this rider allows you to cancel your policy for an amount equal to the surrender value of the policy plus the applicable surrender charge. There is a one-time $250 charge at issue for this rider.

For purposes of this rider, estate tax repeal will be deemed to have occurred if federal legislation is enacted into law that extends the estate tax repeal provisions set forth in the Economic Growth and Tax Reconciliation Act of 2001 (H.R. 1836) at least two years beyond January 1, 2011. This new legislation must be in effect on January 1, 2010. The start date for this rider (the date that begins the 12-month "window" for you to exercise the rider) is the later of January 1, 2010, or the date in 2010 upon which legislation is enacted that triggers estate tax repeal, but no later than December 31, 2010.

This rider terminates on the earliest of:

     1)   one year from the start date;

     2) December 31, 2010, provided no estate tax repeal, as defined above, has been enacted;

     3)   the date you request termination of the rider;

     4)   termination of your policy; or

     5)   full surrender of your policy prior to the start date.

If your policy lapses but is reinstated, the rider will likewise be reinstated, provided such reinstatement occurs before 1), 2), or 3) above.

No-Lapse Enhancement Rider. This rider, which is automatically issued with your policy, provides you with a limited benefit in the event that your policy would otherwise lapse. It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee. The duration of lapse protection provided by this rider will be determined monthly, and will vary based on net premium payments made, interest credited, the amount of any partial surrenders, and rates and fees for the rider. Payment of premiums higher than the planned premium and interest credited on net premiums will increase the duration of lapse protection. Partial surrenders and adjustments for rider REFERENCE rates and fees will reduce the duration of lapse protection.

If the net accumulation value under the policy is insufficient to cover the monthly deductions, the policy will not lapse as long as three conditions are met:

     1)   you meet the requirements to prevent termination of this rider;

     2)   the duration of lapse protection has not ended; and

     3) either the no-lapse value or the reset account value, less any indebtedness, is greater than zero.

Refer to the subsection headed "Rider Termination" for more information.

We will automatically issue this rider with your policy. There is no charge for this rider.

The rider consists of the no-lapse value provision and the reset account value provision. Under this rider, your policy will not lapse as long as either the no-lapse value or the reset account value, less any indebtedness, is greater than zero. If both the no-lapse value and the reset account value, less any indebtedness, are zero or less, this rider will not prevent your policy from lapsing. The no-lapse value and reset account value are reference values only. If the net accumulation value is insufficient to cover the monthly deductions, the no-lapse value and reset account value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing.

If either provision of this rider is actively preventing the policy from lapsing, that provision will trigger a death benefit which is different from the death benefit otherwise in effect under the policy. Each provision triggers a different death benefit, as described in more detail below. The change to a death benefit triggered by either provision under this rider is not permanent. If subsequent premium payments create accumulation value sufficient to cover the accumulated, if any, as well as current monthly deductions, the death benefit triggered by either rider provision will no longer apply, and the death benefit will be restored to the death benefit option in effect under the policy. There is no limit on the number of times we allow death benefits to be restored in this manner. Refer to the section headed "Death Benefits" for more information.

We calculate the no-lapse value and reset account value based on a set of rates and fees which are reference rates and fees only, and which differ from the rates and fees we use to calculate the accumulation value of the policy. Each provision's value is based on a set of reference rates and fees unique to that provision. At the time we issue the policy, we fix the schedules of reference rates and fees for the life of the policy. Refer to the No-Lapse Enhancement Rider form issued with your policy for more information about the actual schedules of reference rates and fees applicable to your policy.

On each monthly anniversary day, the no-lapse value will be calculated as:

     1)   net premium payments made;

     2)   minus the amount of any partial surrenders;

     3)   plus interest credited;

     4) minus any surrender charge for any decrease in Specified Amount on the monthly anniversary day; and

     5) minus the No-Lapse Monthly Deduction for the month following the monthly anniversary day.

The No-Lapse Monthly Deduction is the no-lapse monthly cost of insurance, plus the cost of any additional benefits provided by rider for the month, and plus the no-lapse monthly administrative fee.

On any day other than the monthly anniversary day, the no-lapse value will be the value as of the preceding monthly anniversary day, and will reflect items
1), 2), 3), and 5) above.

On each monthly anniversary day, the reset account value will be calculated as:

     1)   net premium payments made;

     2)   minus the amount of any partial surrenders;

     3)   plus interest credited;

     4) minus any surrender charge for any decrease in Specified Amount on the monthly anniversary day ; and

     5) minus the Reset Account Monthly Deduction for the month following the monthly anniversary day.

The Reset Account Monthly Deduction is the reset account monthly cost of insurance, plus the cost of any additional benefits provided by rider for the month, and plus the reset account monthly administrative fee.

On any day other than the monthly anniversary day, the reset account value will be the value as of the preceding monthly anniversary day, and will reflect items
1), 2), 3), and 5) above.

On each policy anniversary, the reset account value may increase to reflect positive investment performance. If the reset account value on any policy anniversary is less than the accumulation value on that same policy anniversary, the reset account value will be increased to equal the accumulation value. Refer to the No-Lapse Reset Account Provision of the No-Lapse Enhancement Rider attached to your policy.

You will select a guaranteed minimum death benefit on the application for your policy. This guaranteed minimum death benefit will be used in determining the actual death benefit proceeds provided by the no-lapse value provision. It will be shown on the policy specifications page.

The initial guaranteed minimum death benefit you select must be between 70% and 100% of the initial specified amount for the policy. The higher the percentage you select, the higher the ongoing premium payments which will be required to maintain a no-lapse value and/or reset account value greater than zero. If the policy specified amount is later decreased below the guaranteed minimum death benefit, the guaranteed minimum death benefit will automatically decrease to equal the specified amount as of the same effective date. If the policy specified amount is later increased, the guaranteed minimum death benefit will not automatically increase.

If the accumulation value is sufficient to cover the accumulated, if any, and current monthly deductions, the death benefit payable will be determined by the death benefit option in effect. Refer to the section headed "Death Benefits" for more information.

If the net accumulation value is insufficient to cover the accumulated, if any, and current monthly deductions, the no-lapse value and reset account value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Each provision triggers a different death benefit.

If the no-lapse value provision is actively keeping the policy from lapsing, the death benefit is the guaranteed minimum death benefit less any indebtedness and less any partial surrenders (i.e., withdrawals) after the date of death, which may be less than the specified amount of the policy.

If the reset account value provision is actively keeping the policy from lapsing, the death benefit is the greater of:

     1) the reset death benefit (which is the lesser of the current specified amount and initial specified amount) less indebtedness and less any partial surrenders (i.e., withdrawals) after the date of death; or

     2) an amount equal to the reset account value multiplied by the applicable percentage shown in the corridor percentages table of the policy specifications, less any indebtedness and less any partial surrenders after the date of death.

If the requirements of both of these provisions are met, the death benefit payable will be the greater death benefit amount triggered by either of the provisions. Refer to the section headed "Death Benefits" for more information.

If this rider prevents the policy from lapsing, and subsequent premium payments are made such that the accumulation value is sufficient to cover the monthly deductions, the death benefit payable will be determined by the death benefit option in effect. During the period that the rider is preventing the policy from lapsing, the monthly deductions under your policy, which consist of the monthly cost of insurance, the monthly cost of any riders, and the monthly administrative fee, will continue and will be accumulated. A statement will be sent to you, at least annually, which reflects the accumulated amount of those deductions. If the rider terminates for any reason, the accumulated and current monthly deduction would have to be paid to prevent lapse, and we will send you a notice stating the amount of premiums you would be required to pay to keep your policy in force (see section headed "Lapse and Reinstatement").

You must maintain automatic rebalancing in order to keep this rider in effect. Automatic rebalancing will be in effect when the policy is issued. If you discontinue automatic rebalancing after the policy is issued, this rider will terminate. After this rider terminates, the policy will remain in force only if the accumulation value is sufficient to cover the monthly deductions. Refer to the section headed "Optional Sub-Account Allocation Programs" for more information about automatic rebalancing.

We reserve the right to restrict your allocation to certain Sub-Accounts to a maximum of 40% of the policy accumulation value in order to keep this rider in effect. While we currently do not restrict your allocation rights, your policy will include a listing of the Sub-Accounts available as of the policy date to which allocation may be so restricted. The decision to enforce this restriction will be based on an annual review of the Separate Account investments of all owners of this product. If we determine that the investments of all owners are highly concentrated in certain Sub-Accounts, then Sub-Accounts with higher concentrations than anticipated will be subject to the restriction. Any restriction will apply to all owners of this product. If such a restriction is put in place in the future, you will be notified in writing and advised if it is necessary to reallocate the policy accumulation value or subsequent premium payments among Sub-Accounts which are not subject to the restriction and advised of the steps you will need to take, if any, in order to keep the rider in effect. We will not reallocate the accumulation value to comply with any such restriction except pursuant to your instructions. You may provide instructions for reallocation in writing, or electronically, if you have previously authorized telephone or other electronic transfers in writing. If you choose not to reallocate the accumulation value of your policy to comply with a Sub-Account restriction, this rider will terminate. If this rider is actively preventing the policy from lapsing and this rider terminates as a result of the owner's failure to comply with a Sub-Account restriction, then the policy will lapse.

The duration of the no-lapse coverage will be determined monthly by referencing the no-lapse account value and the reset account value. The duration is determined by projecting the first monthly anniversary day on which future deductions for the rider rates and fees would cause both the no-lapse value and reset account value to reach zero. Because the duration is recalculated on a monthly basis, higher premium payments and credited interest will increase the duration, while partial surrenders and adjustments for rider rates and fees will reduce the duration. In general, later premium payments are credited with less interest over time, resulting in a lower no-lapse value and reset account value, and a shorter duration of no-lapse protection.

The duration of the lapse protection provided by this rider may be reduced if:

     1) premiums or other deposits are not received on or before their due date; or

     2) you initiate any policy change that decreases the no-lapse value or reset account value under the policy. These changes include, but are not limited to, partial surrenders, loans, increases in specified amount, and changes in death benefit option.

The Company will determine the duration of the lapse protection based on the situation in 1) and 2) above by recalculating the no-lapse value and the reset account value. In general, later premium payments are credited with less interest over time, resulting in a lower no-lapse value and reset account value. A lower no-lapse value or reset account value will reduce the duration of lapse protection. The following example shows the impact of delayed premium payments on the duration of lapse protection:

Sample Policy

     -    Insured: Male Standard Non-tobacco, age 55

     -    Specified amount: $1,000,000

     -    Benefit Selection Option: Not elected

     -    Planned annual premium payment: $13,000

Duration of lapse protection:

     1) if premiums are received on the planned payment date each year: 326 months; or

     2) if premiums are received 30 days after the planned payment date each year: 322 months.

The impact of late premium payments on the duration of the lapse protection varies by policy. If both the no-lapse value and the reset account value, less any indebtedness, are zero or less, this rider will not prevent your policy from lapsing. Payment of sufficient additional premiums while this rider remains in force will increase one or both of the values to an amount greater than zero, and the rider will provide lapse protection. You may obtain information about your policy's current duration of lapse protection and the impact that late premium payments may have on that duration by requesting a personalized policy illustration from your financial adviser.

This rider and all rights provided under it will terminate automatically upon the earliest of the following:

     1)   the insured reaches age 121; or

     2)   surrender or other termination of the policy; or

     3)   automatic rebalancing is discontinued; or

     4) an allocation restriction requirement is not met within 61 days of notification to you of such a requirement.

If the policy terminates and is reinstated, this rider will likewise be reinstated unless the rider terminated before the policy terminates.

Benefit Selection Option. When you apply for the policy, you may elect the Benefit Selection Option.

With this option, you can select a balance between potentially greater accumulation value and the death benefit protection provided by the No-Lapse Enhancement Rider. When considering this option, you should consider the amount of market risk which is appropriate for you and your circumstances. This option is designed to reduce the charges for the per $1,000 of specified amount monthly administrative expense fee (the "Monthly Administrative Expense Fee") deducted from your policy and thereby reduce the cost of the death benefit provided by your policy. Since reducing the monthly charges will reduce the amounts deducted from your policy's accumulation value, you have the opportunity to have a larger accumulation value allocated to the Fixed Account and invested in the Sub-Accounts.

When you elect this option, you choose to reduce the benefits provided by the No-Lapse Enhancement Rider in exchange for reduced Monthly Administrative Expense Fees. The reduced Policy Monthly Administrative Expense Fee will be displayed in your Policy Specifications. However, when the Benefit Selection Option is elected, your choice of a Benefit Selection Option percentage greater than zero will increase the no-lapse reference per $1,000 of specified amount monthly administrative fees, and, therefore, the premiums which you must pay in order to meet the requirements of the No-Lapse Enhancement Rider will increase. (Refer to the section headed "No-Lapse Enhancement Rider" for discussion of how Rider values are calculated.) The higher the percentage you select for the Benefit Selection Option, the larger the increase in the no-lapse reference per $1,000 of specified amount monthly administrative fees and the higher the premiums you must pay in order to meet the requirements of the Rider.

The following example shows two policies on the same insured. In the first example, the Benefit Selection Option was not elected; and in the second example the Benefit Selection Option was elected:

MALE, 55 YEAR OLD, STANDARD NON-TOBACCO

                               MONTHLY           NO-LAPSE MONTHLY
                            ADMINISTRATIVE        ADMINISTRATIVE
BENEFIT SELECTION OPTION     EXPENSE FEE      EXPENSE REFERENCE FEE                 RESULT
------------------------   ----------------   ---------------------   ---------------------------------
Election: None                 $0.5133               $0.1333          This option offers the best
                           per thousand of       per thousand of      no-lapse protection available.
                           Specified Amount      Specified Amount     The price of the protection is
                               (higher)              (lower)          reflected in the higher Monthly
                                                                      Administrative Expense Fee.

Election: 100%                 $0.0683               $0.2333          This option offers the least
                           per thousand of       per thousand of      amount of no-lapse protection.
                           Specified Amount      Specified Amount     The Monthly Administrative
                               (lower)               (higher)         Expense Fee is reduced in
                                                                      exchange.  Therefore, this option
                                                                      allows more money to be invested
                                                                      in the Sub-Accounts or allocated
                                                                      to the Fixed Account.  However,
                                                                      the premiums which you must pay
                                                                      in order to satisfy the no-lapse
                                                                      requirements of the rider will
                                                                      increase.

You elect this option by selecting a percentage from 1 to 100%. This election must be made at Policy issue and is irrevocable. The impact of selecting a Benefit Selection Option percentage greater than zero on your policy is best shown in an illustration. Please ask your registered representative for illustrations which demonstrate the impact of electing various Benefit Selection Option percentages greater than zero.

If elected, the percentage you select under this option will be shown in your policy specifications. Once your policy is issued with the Benefit Selection Option, you may not change the percentage you selected nor may you terminate your election.

Overloan Protection Rider. If this rider is issued with your policy, you meet the requirements as described in this rider and have elected this benefit, your policy will not lapse solely based on indebtedness exceeding the accumulation value less the surrender charges. It is a limited benefit, in that it does not provide any additional death benefit or any increase in accumulation value. Also, it does not provide any type of market performance guarantee.

There is no charge for adding this rider to your policy. However, if you choose to elect this benefit, there is a one-time charge which will not exceed 5.0% of the then current accumulation value. Once you elect the benefit, certain provisions of your policy will be impacted as described in the rider.

Premium Reserve Rider. We will automatically issue this rider with your policy. The rider allows you to pay premiums in addition to those you plan to pay for your policy and to have such amounts accumulate in the same manner as if they had been allocated to your policy without, as detailed in the rider, being subject to all charges and expenses of your policy. For example, this rider can be used to fund future premium payments if needed while retaining the flexibility to withdraw such funds from the rider without reducing the Policy's Specified Amount (or being subject to withdrawal fees or surrender charges) in the event the funds are not needed due to favorable investment performance. Premiums allocated to the Premium Reserve Rider do not increase the Policy's Accumulation Value and, therefore, will not decrease the net amount at risk. Since the net amount at risk will not be reduced, current cost of insurance charges will not be reduced. However, the Policy's death benefit will be increased by the Premium Reserve Rider Accumulation Value less indebtedness. The Premium Reserve Rider Accumulation Value is the sum of the (i) values of sub-accounts created for the rider which, but for having been created specifically for the rider, are in all other respects identical to the Sub-Accounts (the "Premium Reserve Rider Sub-Accounts"), and (ii) values held in the portion of the Fixed Account created specifically for the rider (the "Premium Reserve Rider Fixed Account").

A premium load of 4.0% (known as the Premium Reserve Rider Premium Load) will be deducted from each amount allocated to this rider.

Net Premium Reserve Rider premiums will be allocated to the Premium Reserve Rider Sub-Accounts and/or the Premium Reserve Rider Fixed Account using the same premium allocation instruction that you have provided to us for allocating premiums which you direct to your policy.

Calculations of the values of the Premium Reserve Rider Sub-Accounts apply the same daily mortality and expense risk charge as would have been deducted if the premiums had been allocated to your policy; however, the monthly deductions for your policy, which include charges for the cost of insurance and the administrative fee, and charges for riders to your policy other than this rider will not be reflected.

You may request us to transfer all or part of the Premium Reserve Rider's accumulation value to your policy at any time. Transfers of the rider's accumulation value to your policy are subject to a deduction of 3.0% from each amount transferred (the 3.0% charge is called the Premium Reserve Rider transfer load) if such transfers are made (either automatically, as discussed below, or at your request) in the first ten policy years.

No other policy charges or fees will be deducted from the amount allocated to the Premium Reserve Rider.

In addition, after policy year 10, subject to certain limitations (which relate to meeting the requirement that sufficient value remains to maintain the duration of lapse protection provided under the No-Lapse Enhancement Rider until the insured reaches age 121 - see section headed "No-Lapse Enhancement Rider"), you may request transfers from the policy's net accumulation value to the Premium Reserve Rider for allocation to the Premium Reserve Rider's Sub-Accounts and Fixed Account. Transfers between the policy and the rider will not be counted against the number of free transfers permitted by the policy.

The rider provides for the automatic transfer of the entire accumulation value of the rider to the policy in the event

     1) the net accumulation value under your policy is insufficient to maintain your policy in force and the No-Lapse Enhancement Rider described above is not at the time preventing your policy from lapsing; and

     2) you do not pay at least the amount set forth in the lapse notice and your payment is not received by us before the end of the grace period.

If the Premium Reserve Rider accumulation value (less the Premium Reserve Rider transfer load of 3.0% if the transfer is made during the first 10 policy years) on the day the grace period ends is insufficient to meet the amount then due, your policy will lapse without value.

If this rider is in force at the time you request a loan on or partial surrender of your policy, any such loan or partial surrender will be made first from any Premium Reserve Rider accumulation value and when the Premium Reserve Rider accumulation value is reduced to zero, then from the accumulation value of your policy. Loan interest will be charged and credited to any Premium Reserve Rider loans on the same basis as the policy. Please refer to the section headed "Policy Loans" for a more detailed discussion of policy loans, including interest charged on policy loans.

In the event of the death of the insured while the rider is in force, any Premium Reserve Rider accumulation value less indebtedness on the date of death will be added to the death benefit if Death Benefit Option 1 is in force and will be added to the policy's Accumulation Value less indebtedness on the date of death if Death Benefit Option 2 is in force. If the death benefit is paid pursuant to the No-Lapse Enhancement Rider, the Premium Reserve Rider accumulation value less indebtedness will be added to the death benefit payable under that rider.

The Premium Reserve Rider will terminate at the earlier of the date your policy terminates; the date the entire Premium Reserve Rider accumulation value is automatically transferred to your policy to maintain your policy in force; or your written request to terminate the rider is received. Once terminated, the rider may not be reinstated, and no further premium payments may be allocated to it.

Finally, the amount of premiums you may pay, whether you direct them to your policy or to your Premium Reserve Rider are subject to limits which are discussed in the Tax Issues section of the prospectus.

As with your policy, you bear the risk that the investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Adverse investment results will impact the accumulation value of the rider and, therefore, the amount of rider accumulation value which may be available to prevent your policy from lapsing or for providing policy benefits.

The Premium Reserve Rider, as discussed above, can help provide additional protection against lapse of your policy. The Premium Reserve Rider Accumulation Value generated by the additional premiums you pay to the rider may be transferred to the policy either through (i) your voluntarily requesting us to transfer available Premium Reserve Rider Accumulation Value to the policy in the amount needed to prevent lapse (because, for example, you do not have the funds outside of the policy to make the premium payment required to keep the policy in force), or (ii) the rider's provision for automatically transferring all available Premium Reserve Rider Accumulation Value to the policy should those values be needed to prevent lapse of the policy (because, for example, the payment you do make either is less than the amount requested or is not received by the time set by the terms of the policy). However, as noted above, if such values are transferred pursuant to the Premium Reserve Rider's automatic transfer provision, the Premium Reserve Rider will terminate, and the policy owner will permanently lose the ability to allocate any future premium payments to the rider.

As a hypothetical example of how the Premium Reserve Rider might help prevent lapse of your policy, assume that you have had your policy for 11 years and that you have allocated additional premiums to the rider so that your Premium Reserve Rider Accumulation Value at the end of policy year 11 is $25,000. Further assume that the No-Lapse Enhancement Rider is no longer preventing your policy from lapsing, that the premium required to maintain your policy in force that is due at the beginning of policy year 12 is $15,000, and that you have decided that you wish to minimize your current cash outlays. If you do not pay the $15,000 premium, you will receive a lapse notice which will tell you that you need to make a premium payment of $15,000 to your policy. If you wish, you could request (before the end of the grace period) that we transfer $15,000 of the Premium Reserve Rider Accumulation Value to the policy. If you do not so request, we will automatically transfer the entire Premium Reserve Rider Accumulation Value of $25,000 to the policy (and your Premium Reserve Rider will terminate). In this example, the transfer of $15,000 from your Premium Reserve Rider Accumulation Value to your policy will avoid lapse of the policy.

As a further hypothetical example, again assume that you have had your policy for 11 years but that you have allocated fewer additional premiums to the rider so that your Premium Reserve Rider Accumulation Value is $10,000. Continuing the assumption that the No-Lapse Enhancement Rider is no longer preventing your policy from lapsing, that the premium required to maintain your policy in force that is due at the beginning of policy year 12 is $15,000, and that you wish to minimize your current cash outlays, your Premium Reserve Rider Accumulation Value would provide (either by transfer at your specific request or through automatic transfer) $10,000 towards the premium due. But in this example, you would have to then pay the balance of the premium due, that is $5,000, to us from your savings or from another source outside of the policy to avoid lapse of your policy.

You should discuss with your financial adviser the needs which purchasing the policy will meet, including the need to provide to beneficiaries a guaranteed death benefit which does not depend upon growth of the policy's accumulation value. Policy illustrations, which the financial adviser can prepare, will help determine the amount of premiums which should be allocated to paying the costs of the policy for the death benefit you need. Once that need for a guaranteed death benefit is met and premium requirements determined, the policy owner then could consider whether to allocate additional funds to the Rider.

You should carefully weigh the balance between allocating premiums to the policy and premiums to the rider. Premiums allocated to the Premium Reserve Rider may be withdrawn without reducing the specified amount (which might be the case if those premiums had been allocated to the policy). In addition, premiums allocated to the rider initially are charged only with the 4.0% Premium Reserve Rider Premium Load and will only be charged the 3.0% Premium Reserve Rider Transfer Load if transfers are voluntarily made during the first 10 policy years (or are automatically transferred to help prevent policy lapse). And premiums allocated to the rider become part of the Premium Reserve Rider Accumulation Value and that value (less any Indebtedness) would be paid upon the death of the insured in addition to the death benefit paid.

However, premiums allocated to the rider do not increase the policy's Accumulation Value and, therefore, would not reduce the cost of insurance charges. An illustration can show the impact that paying a higher level of premiums would have on the policy's cost of insurance: that is as accumulation values in the policy increase (through positive investment results and/or allocating more premiums to the policy), the net amount at risk (that is, the difference between the death benefit and the accumulation value) will decrease, thereby decreasing the cost of insurance charges. Decreasing policy charges increases the amount of policy accumulation value available for allocation to the Sub-Accounts, and thereby increases the amount available for investment, subject to your tolerance for risk.

Your financial adviser can prepare illustrations which would reflect the potential impact that different allocations of premium between the policy and the Premium Reserve Rider might have, as well as illustrate the impact rates of return selected by you might have on the policy's benefits and the Rider's Accumulation Value.

Continuation of Coverage

If the insured is still living at age 121, and the policy is still in force and has not been surrendered, the policy will remain in force until surrender or death of the insured. There are certain changes that will take place:

     1)   we will no longer accept premium payments;

     2)   we will make no further deductions;

     3) policy values held in the Separate Account will be transferred to the Fixed Account; and

     4)   we will no longer transfer amounts to the Sub-Accounts.

However, loan interest will continue to accrue. Provisions may vary in certain states.

Termination of Coverage

All policy coverage terminates on the earliest of:

     1)   surrender of the policy;

     2)   death of the insured; or

     3) failure to pay the necessary amount of premium to keep your policy in force.

State Regulation

New York regulations will govern whether or not certain features, riders, charges and fees will be allowed in your policy.

PREMIUMS

You may select and vary the frequency and the amount of premium payments and the allocation of net premium payments. After the initial premium payment is made there is no minimum premium required, except to keep the policy in force. Premiums may be paid any time before the insured attains age 121.

The initial premium must be paid for policy coverage to be effective.

Allocation of Net Premium Payments

Your net premium payment is the portion of a premium payment remaining after deduction of the premium load. The net premium payment is available for allocation to the Sub-Accounts or the Fixed Account.

You first designate the allocation of net premium payments among the Sub-Accounts and Fixed Account on a form provided by us for that purpose. Subsequent net premium payments will be allocated on the same basis unless we are instructed otherwise, in writing. You may change the allocation of net premium payments among the Sub-Accounts and Fixed Account at any time. The amount of net premium payments allocated to the Sub-Accounts and Fixed Account must be in whole percentages and must total 100%. We credit net premium payments to your policy as of the end of the valuation period in which it is received at our Administrative Office. The end of the valuation period is 4:00 P.M., Eastern Time, unless the New York Stock Exchange closes earlier.

The valuation period is the time between valuation days. A valuation day is every day on which the New York Stock Exchange is open and trading is unrestricted. Your policy values are calculated on every valuation day.

Planned Premiums; Additional Premiums

Planned premiums are the amount of periodic premium (as shown in the policy specifications) you choose to pay the Company on a scheduled basis. This is the amount for which we send a premium reminder notice. Premium payments may be billed annually, semi-annually, or quarterly. You may arrange for monthly pre-authorized automatic premium payments at any time.

In addition to any planned premium, you may make additional premium payments. These additional payments must be sent directly to our Administrative Office, and will be credited when received by us.

Unless you specifically direct otherwise, any payment received (other than any premium payment necessary to prevent, or cure, policy lapse) will be applied as premium and will not repay any outstanding loans. There is no premium load on any payment which you specifically direct as repayment of an outstanding loan.

You may increase planned premiums, or pay additional premiums, subject to the certain limitations. We reserve the right to limit the amount or frequency of additional premium payments.

We may require evidence of insurability if any payment of additional premium (including planned premium) would increase the difference between the specified amount and the accumulation value. If we are unwilling to accept the risk, your increase in premium will be refunded without interest.

We may decline any additional premium (including planned premium) or a portion of a premium that would cause total premium payments to exceed the limit for life insurance under federal tax laws. Our test for whether or not your policy exceeds the limit is referred to as the guideline premium test. The excess amount of premium will be returned to you. We may accept alternate instructions from you to prevent your policy from becoming a MEC (Modified Endowment Contract). Refer to the section headed "Tax Issues" for more information.

Policy Values

Policy value in your variable life insurance policy is called the accumulation value.

The accumulation value equals the sum of the Fixed Account value, the Separate Account value, and the Loan Account value. At any point in time, the accumulation value reflects:

     1)   net premium payments made;

     2)   the amount of any partial surrenders;

     3) any increases or decreases as a result of market performance of the Sub-Accounts;

     4)   interest credited to the Fixed Account or the Loan Account;

     5) additional bonus credits on net accumulation value in Fixed Account and the Sub-Accounts beginning in policy year 21; and

     6)   all charges and fees deducted.

The Separate Account value, if any, is the portion of the accumulation value attributable to the Separate Account. The value is equal to the sum of the current values of all the Sub-Accounts in which you have invested. This is also referred to as the variable accumulation value.

A unit of measure used in the calculation of the value of each Sub-Account is the variable accumulation unit. It may increase or decrease from one valuation period to the next. The variable accumulation unit value for a Sub-Account for a valuation period is determined as follows:

     1) the total value of fund shares held in the Sub-Account is calculated by multiplying the number of fund shares owned by the Sub-Account at the beginning of the valuation period by the net asset value per share of the fund at the end of the valuation period, and adding any dividend or other distribution of the fund made during the valuation period; minus

     2) the liabilities of the Sub-Account at the end of the valuation period. Such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that we determine result from the operations of the Separate Account; and

     3) the result of (1) minus (2) is divided by the number of variable accumulation units for that Sub-Account outstanding at the beginning of the valuation period.

In certain circumstances, and when permitted by law, we may use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

The daily charge imposed on a Sub-Account for any valuation period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the valuation period.

The Fixed Account value, if any, reflects amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or partial surrenders. We guarantee the Fixed Account value. Interest is credited daily on the Fixed Account value at the greater of a rate of 0.00809863% (equivalent to a compounded annual rate of 3. 0%) or a higher rate determined by the Company.

The Loan Account value, if any, reflects any outstanding policy loans, including any interest charged on the loans. This amount is held in the Company's General Account. We do not guarantee the Loan Account value. Interest is credited on the Loan Account at an effective annual rate of 4.0% in all years.

The "net" accumulation value is the accumulation value less the Loan Account value. It represents the net value of your policy and is the basis for calculating the surrender value.

We will tell you at least annually the accumulation value, the number of accumulation units credited to your policy, current accumulation unit values, Sub-Account values, the Fixed Account value and the Loan Account value. We strongly suggest that you review your statements to determine whether additional premium payments may be necessary to avoid lapse of your policy.

Additional Bonus Credits

On each monthly anniversary day beginning with the first monthly anniversary day in policy year 21, we will make a additional bonus credits to net accumulation values in each Sub-Account and the Fixed Account at an annual rate guaranteed to be not less than 0.15% of the values in each Sub-Account and the Fixed Account on the monthly anniversary day. In the event that you have allocated premium payments to the Premium Reserve Rider, beginning with the first monthly anniversary day in policy year 21, additional bonus credits, calculated as described above, will be credited to the Premium Reserve Rider net accumulation value. Additional bonus credits are based on reduced costs in later policy years that we can pass on to policies that are still in force. Our payment of the additional bonus credits will not increase or otherwise affect the charges and expenses of your policy or any policy riders.

DEATH BENEFITS

The death benefit proceeds is the amount payable to the beneficiary upon the death of the insured, based upon the death benefit option in effect. Loans, loan interest, partial surrenders, and overdue charges, if any, are deducted from the death benefit proceeds prior to payment. Riders, including the No-Lapse Enhancement Rider and the Premium Reserve Rider, may impact the amount payable as death benefit proceeds in your policy. Refer to the "Riders" section of this prospectus for more information.

Death Benefit Options

Two different death benefit options are available. Regardless of which death benefit option you choose, the death benefit proceeds payable will be the greater of:

     1) the amount determined by the death benefit option in effect on the date of the death of the insured, less any indebtedness; or

     2) a percentage of the accumulation value equal to that required by the Internal Revenue Code to maintain the policy as a life insurance policy. These percentages are shown on your policy specifications pages.

The following table provides more information about the death benefit options.

Option Death Benefit Proceeds Equal to the Variability

1        Specified amount (a minimum of        None.
         $100,000) level death benefit

2        Sum of the specified amount plus      May increase or decrease
         the net accumulation value as of      over time, depending on the
         the date of the insured's death.      amount of premium paid and
                                               the investment performance
                                               of the Sub- Accounts or the
                                               interest  credited to the Fixed
                                               Account.

If for any reason the owner does not elect a particular death benefit option, Option 1 will apply.

Changes to the Initial Specified Amount and Death Benefit Options

Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the specified amount. The minimum specified amount is currently $100,000.

The death benefit option may be changed by the owner, subject to our consent, as long as the policy is in force.

You must submit all requests for changes among death benefit options and changes in the specified amount in writing to our Administrative Office. The minimum increase in specified amount currently permitted is $1,000. If you request a change, a supplemental application and evidence of insurability must also be submitted to us.

Option change Impact

2 to 1 The specified amount will be increased by the accumulation value as of the effective date of change.

A surrender charge may apply to a decrease in specified amount. Please refer to the Surrender Charges section of this prospectus for more information on conditions that would cause a surrender charge to be applied. A table of surrender charges is included in each policy.

Any reductions in specified amount will be made against the initial specified amount and any later increase in the specified amount on a last in, first out basis. Any increase in the specified amount will increase the amount of the surrender charge applicable to your policy. Changes in specified amount do not affect the premium load as a percentage of premium.

We may decline any request for reduction of the specified amount if, after the change, the specified amount would be less than the minimum specified amount or would reduce the specified amount below the level required to maintain the policy as life insurance for purposes of federal income tax law according to the guideline premium test.

The guideline premium test provides for a maximum amount of premium paid in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, we may increase the policy's death benefit above the specified amount in order to satisfy the guideline premium test. If the increase in the policy's death benefit causes an increase in the net amount at risk, charges for the cost of insurance will increase as well.

Any change is effective on the first monthly anniversary day on, or after, the date of approval of the request by Lincoln Life. If the monthly deduction amount would increase as a result of the change, the changes will be effective on the first monthly anniversary day on which the accumulation value is equal to, or greater than, the monthly deduction amount.

Death Benefit Proceeds

Proof of death should be furnished to us at our Administrative Office as soon as possible after the death of the insured. This notification must include a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.

After receipt at our Administrative Office of proof of death of the insured, the death benefit proceeds will ordinarily be paid within seven days. The proceeds will be paid in a lump sum or in accordance with any settlement option selected by the owner or the beneficiary. Payment of the death benefit proceeds may be delayed if your policy is contested or if Separate Account values cannot be determined.

If the recipient of the death benefit proceeds has elected a lump sum settlement and the death benefit proceeds are over $5,000, the proceeds will be placed into an interest-bearing account in the recipient's name. The SecureLine (Reg. TM) account allows the recipient additional time to decide how to manage the proceeds with the balance earning interest from the day the account is opened.

The SecureLine (Reg. TM) account is a special service that we offer in which your death benefit or surrender proceeds are placed into an interest-bearing account. Instead of mailing you (or the recipient of the proceeds) a check, we will send a checkbook so that you (or the proceeds recipient) will have access to the account simply by writing a check for all or any part of the proceeds. The SecureLine (Reg. TM) account is part of our general account. It is not a bank account, and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the SecureLine (Reg. TM) account.

POLICY SURRENDERS

You may surrender your policy at any time by sending us your policy along with a written request for surrender. If you surrender your policy, all policy coverage will automatically terminate and may not be reinstated. Consult your tax adviser to understand tax consequences of any surrender you are considering.

The surrender value of your policy is the amount you can receive by surrendering the policy. The surrender value is the net accumulation value less any applicable surrender charge, less any accrued loan interest not yet charged (the "Surrender Value").

Any surrender results in a withdrawal of values from the Sub-Accounts and Fixed Account that have values allocated to them. Any surrender from a Sub-Account will result in the cancellation of variable accumulation units. The cancellation of such units will be based on the variable accumulation unit value determined at the close of the valuation period during which the surrender is effective. Surrender proceeds will generally be paid within seven days of our receipt of your request.

At any time, you may transfer all of the Separate Account value to the Fixed Account and then surrender the policy for reduced guaranteed nonparticipating paid-up insurance. No monthly administrative fees will apply to such paid-up insurance. The amount of paid-up insurance will be that which the surrender value will purchase as a net single premium at the insured's then attained age, using the guaranteed interest and mortality basis of the original policy. The paid-up insurance will not include any additional benefits provided by rider under the original policy.

If you request lump sum surrender and the policy's surrender value is over $5,000, your surrender proceeds will be placed into a SecureLine (Reg. TM) account in your name. Refer to the description of the SecureLine (Reg. TM) account under the section headed "Death Benefit Proceeds" for more information.

Partial Surrender

You may make a partial surrender, withdrawing a portion of your policy values. You may request a partial surrender in writing or electronically, if previously authorized and we consent. The total of all partial surrenders may not exceed 90% of the surrender value of your policy. We may limit partial surrenders to the extent necessary to meet the federal tax law requirements. Each partial surrender must be at least $500. Partial surrenders are subject to other limitations as described below.

Partial surrenders may reduce the accumulation value and the specified amount. The amount of the partial surrender will be withdrawn from the Sub-Accounts and Fixed Account in proportion to their values. The effect of partial surrenders on the death benefit proceeds depends on the death benefit option in effect at the time of the partial surrender.

Death Benefit

Option in Effect Impact of Partial Surrender

1 Will reduce the accumulation value and may reduce the specified amount.

2 Will reduce the accumulation value, but not the specified amount.

Partial surrender proceeds will generally be paid within seven days of our receipt of your request.

POLICY LOANS

You may borrow against the surrender value of your policy and the Premium Reserve Rider, if you have allocated premiums to the Rider. The loan may be for any amount up to 100% of the current surrender value. However, we reserve the right to limit the amount of your loan so that total policy indebtedness (including any Premium Reserve Rider indebtedness in policy years 1 - 10) will not exceed 90% of an amount equal to the accumulation value less surrender charge, but not less than 75% of the current surrender value. A loan agreement must be executed and your policy assigned to us free of any other assignments. Outstanding policy loans and accrued interest reduce the policy's death benefit and accumulation value.

The amount of your loan will be withdrawn first from accumulation values, if any, of the Premium Reserve Rider Sub-Accounts and Fixed Account and then from policy Sub-Accounts and the Fixed Account in proportion to their values. The Loan Account is the account in which policy indebtedness (outstanding loans and interest) accrues once it is transferred out of the Sub-Accounts and Fixed Account. Amounts transferred to the Loan Account of the policy and of the Premium Reserve Rider do not participate in the performance of the Sub-Accounts or the Fixed Account. Loans, therefore, can affect the policy's death benefit and accumulation value whether or not they are repaid. Interest on policy loans (from both the Premium Reserve Rider and the policy) accrues at an effective annual rate of 5.0% in years 1-10 and 4.1% thereafter, and is payable once a year in arrears on each policy anniversary, or earlier upon full surrender or other payment of proceeds of your policy.

The amount of your loan, plus any accrued but unpaid interest, is added to your outstanding policy loan balance. Unless paid in advance, loan interest due will be transferred proportionately from the Sub-Accounts and Fixed Account. This amount will be treated as an additional policy loan, and added to the Loan Account value. Lincoln Life credits interest to the loan account value (of both the Premium Reserve Rider and the policy) at a rate of 4.0% in all years, so the net cost of your policy loan is 1.0% in years 1-10 and 0.1% thereafter.

Your outstanding loan balance may be repaid at any time during the lifetime of the insured. The Loan Account will be reduced by the amount of any loan repayment. Any repayment, other than loan interest, will be allocated to the Sub-Accounts and Fixed Account in the same proportion in which net premium payments are currently allocated, unless you instruct otherwise. When making a payment to us, we will apply your payment as premiums and not loan repayments unless you specifically instruct us otherwise.

If at any time the total indebtedness against your policy, including interest accrued but not due, equals or exceeds the then current accumulation value less surrender charges, the policy will terminate subject to the conditions in the grace period provision, unless the provisions of the No-Lapse Enhancement Rider are preventing policy termination. If your policy lapses while a loan is outstanding, there may be adverse tax consequences.

LAPSE AND REINSTATEMENT

If at any time

     1) the net accumulation value of the policy is insufficient to pay the accumulated, if any, and current monthly deduction, and

     2) the provisions of the No-Lapse Enhancement Rider are not preventing policy termination,

then all policy coverage will terminate. This is referred to as policy lapse.

The net accumulation value may be insufficient:


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     1)   because it has been exhausted by earlier deductions;

     2)   as a result of poor investment performance;

     3)   due to partial surrenders;

     4)   due to indebtedness for policy loans; or

     5)   because of a combination of any of these factors.

If we have not received your premium payment (or payment of indebtedness on policy loans) necessary so that the net accumulation value of your policy is sufficient to pay the accumulated, if any, and current monthly deduction amount on a monthly anniversary day, we will send a written notice to you, or any assignee of record. The notice will state the amount of the premium payment (or payment of indebtedness on policy loans) that must be paid to avoid termination of your policy.

If the amount in the notice is not paid to us within the grace period and any Premium Reserve accumulation value (less any Premium Reserve Rider transfer load) automatically transferred at the end of the grace period is also insufficient to keep the policy in force, then the policy will terminate. The grace period is the later of (a) 31 days after the notice was mailed, and (b) 61 days after the monthly anniversary day on which the monthly deduction could not be paid. If the insured dies during the grace period, we will deduct any charges due to us from any death benefit that may be payable under the terms of the policy.

No-Lapse Protection

Your policy includes the No-Lapse Enhancement Rider. This rider provides you with additional protection to prevent a lapse in your policy. If you meet the requirements of this rider, your policy will not lapse, even if the net accumulation value under the policy is insufficient to cover the accumulated, if any, and current monthly deductions. It is a limited benefit in that it does not provide any additional death benefit amount or any increase in your cash value. Also, it does not provide any type of market performance guarantee.

We will automatically issue this rider with your policy. There is no charge for this rider.

The rider consists of the no-lapse value provision and the reset account value provision. Under this rider, your policy will not lapse as long as either the no-lapse value or the reset account value, less any indebtedness, is greater than zero. The no-lapse value and reset account value are reference values only. If the net accumulation value is insufficient to cover the accumulated, if any, and current monthly deductions, the no-lapse value and reset account value will be referenced to determine whether either provision of the rider will prevent your policy from lapsing. Refer to the "No-Lapse Enhancement Rider" section of this prospectus for more information.

Your policy may also include the Overloan Protection Rider. If this rider is issued with your policy, you meet the requirements as described in this rider and have elected this benefit, your policy will not lapse solely based on indebtedness exceeding the accumulation value less the surrender charges. There is no charge for adding this rider to your policy. However, if you choose to elect the benefit, there is a one-time charge which will not exceed 5.0% of


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the then current accumulation value. Once you elect the benefit, certain provisions of your policy will be impacted as described in the rider.

Finally, your policy will include the Premium Reserve Rider. To the extent that you have allocated premium payments to this rider, any rider accumulation value may prevent lapse of your policy. If your policy's net accumulation value is insufficient to cover the monthly deductions, and the provisions of the No-Lapse Enhancement Rider are not preventing policy termination, we will send a written notice to you which will state the amount of the premium payment (or payment of indebtedness on policy loans that must be paid to avoid termination of your policy. If the amount in the notice is not paid to us within the grace period, we will automatically transfer to your policy any Premium Reserve Rider accumulation value (less any Premium Reserve Rider transfer load) on the day the grace period ends. If after such transfer, your policy's net accumulation value is sufficient to cover the monthly deductions then due, your policy will not lapse. As with your policy, you bear the risk that investment results of the Sub-Accounts you have chosen are adverse or are less favorable than anticipated. Adverse investment results will impact the accumulation value of the rider and, therefore, the amount of rider accumulation value which may be available to prevent your policy from lapsing or for providing policy benefits.

Reinstatement of a Lapsed Policy

If your policy has lapsed and the insured has not died since lapse, you may reinstate your policy within five years of the policy lapse date, provided:

     1)   it has not been surrendered;

     2)   there is an application for reinstatement in writing;

     3) satisfactory evidence of insurability is furnished to us and we agree to accept the risk;

     4) we receive a payment sufficient to keep your policy in force for at least two months; and

     5) any accrued loan interest is paid and any remaining indebtedness is either paid or reinstated.

The reinstated policy will be effective as of the monthly anniversary day on or next following the date on which we approve your application for reinstatement. Surrender charges will be reinstated as of the policy year in which your policy lapsed. Your accumulation value at reinstatement will be the net premium payment then made less all monthly deductions due.

TAX ISSUES

The federal income tax treatment of your policy is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances. This discussion does not include all the federal income tax rules that may affect you and your policy and is not intended as tax advice. This discussion also does not address other federal tax consequences, such as estate, gift and generation skipping transfer taxes, or any state and local income, estate and inheritance tax consequences, associated with the policy. You


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should always consult a tax adviser about the application of tax rules to your individual situation.

Taxation of Life Insurance Contracts in General

Tax Status of the Policy. Section 7702 of the Internal Revenue Code ("Code") establishes a statutory definition of life insurance for federal tax purposes. We believe that the policy will meet the statutory definition of life insurance under the guideline premium test, which provides for a maximum amount of premium paid depending upon the insured's age, gender, and risk classification in relation to the death benefit and a minimum amount of death benefit in relation to policy value. As a result, the death benefit payable will generally be excludable from the beneficiary's gross income, and interest and other income credited will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the death of the insured, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for federal income tax purposes.

The Code also recognizes a cash value accumulation test, which does not limit premiums paid, but requires the policy to provide a minimum death benefit in relation to the policy value, depending on the insured's age, gender, and risk classification. We do not apply this test to the policy.

Investments in the Separate Account Must be Diversified. For a policy to be treated as a life insurance contract for federal income tax purposes, the investments of the Separate Account must be "adequately diversified." IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the policy value over the policy premium payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

Restriction on Investment Options. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate policy values among the Sub-Accounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

No Guarantees Regarding Tax Treatment. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for


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

federal income tax purposes and that the tax law will not impose tax on any increase in your policy value until there is a distribution from your policy.

Tax Treatment of Life Insurance Death Benefit Proceeds. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied to one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includible in the beneficiary's income.

Tax Deferral During Accumulation Period. Under existing provisions of the Code, except as described below, any increase in your policy value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured's death. If there is a total withdrawal from the policy, the surrender value will be includible in your income to the extent the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the owner.) The "investment in the contract" generally is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a "modified endowment contract" (a "MEC") for federal income tax purposes.

Policies Which Are MECs

Characterization of a Policy as a MEC. A modified endowment contract (MEC) is a life insurance policy that meets the requirements of Section 7702 and fails the "7-pay test" of 7702A of the Code. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by the "7-pay test", a test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code. A policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven policy years following the last material change.

Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs. If the policy is a MEC, withdrawals from your policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the policy value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your policy value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.


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

Penalty Taxes Payable on Withdrawals. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age 59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy). None of the penalty tax exceptions apply to a taxpayer who is not an individual.

Special Rules if You Own More than One MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of a withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

Policies Which Are Not MECs

Tax Treatment of Withdrawals. If the policy is not a MEC, the amount of a withdrawal from the policy will generally be treated first as a non-taxable recovery of premium payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

Certain Distributions Required by the Tax Law in the First 15 Policy Years.
Section 7702 places limitations on the amount of premium payments that may be made and the policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

Tax Treatment of Loans. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the Loan Account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all policy value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.

Other Considerations

Insured Lives Past Age 121. If the insured survives beyond the end of the mortality table, which is used to measure charges for the policy and which ends at age 121, and death benefit option 1 is in effect, in some circumstances the policy value may equal or exceed the specified amount level death benefit. In such cases, we believe your policy will continue to qualify as life insurance for federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 121.

Compliance with the Tax Law. We believe that the maximum amount of premium payments we have determined for the policies will comply with the federal tax definition of life insurance. We will monitor the amount of premium payments.

If at any time you pay a premium that would exceed the amount allowable to permit the policy to continue to qualify as life insurance, we will either refund the excess premium to you within 60 days of the end of the policy year or, if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess premium in a premium deposit fund and apply it to the policy later in accordance with your instructions. We will credit interest at an annual rate that we may declare from time to time on advance premium deposit funds.

The policy will be allowed to become a MEC under the Code only with your consent. If you pay a premium that would cause your policy to be deemed a MEC and you do not consent to MEC status for your policy, we will either refund the excess premium to you within 60 days of the end of the policy year, offer you the opportunity to apply for an increase in Death Benefit, or if the excess premium exceeds $250, offer you the alternative of instructing us to hold the excess in a premium deposit fund and apply it to the policy on the next, succeeding policy anniversary when the premium no longer causes your policy to be deemed a MEC in accordance with your premium allocation instructions on file at the time the premium is applied.

Any interest and other earnings will be includible in income subject to tax as required by law.

Disallowance of Interest Deductions. Interest on policy loan indebtedness is not deductible.

If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20% owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the policy.

In the case of an "employer-owned life insurance contract" as defined in the tax law that is issued (or deemed to be issued) after August 17, 2006, the portion of the death benefit excludable from gross income generally will be limited to the premiums paid for the contract. However, this limitation on the death benefit exclusion will not apply if certain notice and consent requirements are satisfied and one of several exceptions is satisfied. These exceptions include circumstances in which the death benefit is payable to certain heirs of the insured to acquire an ownership interest in a business, or where the contract covers the life of a director or an insured who is "highly compensated" within the meaning of the tax law. These rules, including the definition of an employer-owned life insurance contract, are complex, and you should consult with your advisers for guidance as to their application.

Federal Income Tax Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

Changes in the Policy or Changes in the Law. Changing the owner, exchanging the policy, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

Fair Value of Your Policy

It is sometimes necessary for tax and other reasons to determine the "value" of your policy. The value can be measured differently for different purposes. It is not necessarily the same as the accumulation value or the net accumulation value. You, as the owner, should consult with your advisers for guidance as to the appropriate methodology for determining the fair market value of the policy.

Tax Status of Lincoln Life

Under existing federal income tax laws, the Company does not pay tax on investment income and realized capital gains of the Separate Account. However, the Company does expect, to the extent permitted under Federal tax law, to claim the benefit of the foreign tax credit as the owner of the assets of the Separate Account. Lincoln Life does not expect that it will incur any federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for federal income taxes. If federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a premium payment and/or freeze a policy owner's account. This means we could refuse to honor requests for transfers, withdrawals, surrenders, loans, assignments, beneficiary changes or death benefit payments. Once frozen, monies would be moved from the Separate Account to a segregated interest-bearing account maintained for the policy owner, and held in that account until instructions are received from the appropriate regulator. We also may be required to provide additional information about a policy owner's account to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of its business, the Company is involved in various pending or threatened legal proceedings arising from the conduct of its business. In some instances, the proceedings include claims for unspecified damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management's opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the financial position of the Company, or the financial position of the Separate Account or the Principal Underwriter. However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is possible that an adverse outcome in certain matters could be material to our operating results for any particular reporting period.

FINANCIAL STATEMENTS

The financial statements of the Separate Account, and the financial statements of the former Lincoln New York, Jefferson Pilot LifeAmerica Insurance Company as well as supplemental financial statements for the Company (formerly known as Jefferson Pilot LifeAmerica Insurance Company, are located in the SAI.

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Additional information about Lincoln Life, the Separate Account and your policy may be found in the Statement of Additional Information (SAI).

                               Contents of the SAI

GENERAL INFORMATION
   Lincoln Life
   Registration Statement
   Changes of Investment Policy
   Principal Underwriter
   Disaster Plan
   Advertising
SERVICES
   Independent Registered Public Accounting Firm
   Accounting Services
   Checkbook Service for Disbursements

   Administrative Services
POLICY INFORMATION
   Case Exceptions
   Assignment
   Transfer of Ownership
   Beneficiary
   Right to Convert Contract
   Change of Plan
   Settlement Options
   Deferment of Payments
   Incontestability
   Misstatement of Age or Sex
   Suicide
PERFORMANCE DATA
FINANCIAL STATEMENTS
   Separate Account
   Company

The SAI may be obtained, at no cost to you, by contacting our Administrative Office at the address or telephone number listed on the first page of this prospectus. Your SAI will be sent to you via first class mail within three business days of your request. You may make inquiries about your policy to this same address and telephone number.

You may request personalized illustrations of death benefits and policy values from your financial adviser without charge.

You may review or copy this prospectus, the SAI, or obtain other information about the Separate Account at the Securities and Exchange Commission's Public Reference Room. You should contact the SEC at (202) 551-8090 to obtain information regarding days and hours the reference room is open. You may also view information at the SEC's Internet site, http://www.sec.gov. Copies of information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-0102.

This prospectus, the funds prospectus, and the SAI are also available on our internet site, www.LFG.com

Lincoln Life Flexible Premium Variable Life Account M
1933 Act Registration No. 333-______
1940 Act Registration No. 811-08559

                                End of Prospectus

                    STATEMENT OF ADDITIONAL INFORMATION (SAI)

                                 Dated _________

                   Relating to Prospectus Dated _________ for

                           Lincoln VULONE2007 product

   Lincoln Life & Annuity Flexible Premium Variable Life Account M, Registrant

              Lincoln Life & Annuity Company of New York, Depositor

The SAI is not a prospectus. The SAI provides you with additional information about Lincoln Life, the Separate Account and your policy. It should be read in conjunction with the product prospectus.

A copy of the product prospectus may be obtained without charge by writing to our Administrative Office:

Customer Service Center
One Granite Place
Concord, New Hampshire 03301

or by telephoning (800) 444-2363, and requesting a copy of the Lincoln NY VULONE2007 product prospectus.

                          TABLE OF CONTENTS OF THE SAI

CONTENTS                                                                   PAGE
--------                                                                   ----
GENERAL INFORMATION
   Lincoln Life
   Registration Statement
   Changes of Investment Policy
   Principal Underwriter
   Disaster Plan
   Advertising
SERVICES
   Independent Registered Public Accounting Firm
   Accounting Services
   Checkbook Service for Disbursements
   Administrative Services
POLICY INFORMATION
   Case Exceptions
   Assignment
   Transfer of Ownership
   Beneficiary
   Right to Convert Contract
   Change of Plan
   Settlement Options
   Deferment of Payments
   Incontestability
   Misstatement of Age or Sex
   Suicide
PERFORMANCE DATA
FINANCIAL STATEMENTS
   Separate Account                                                         M-1
   Company                                                                  S-1

GENERAL INFORMATION

Lincoln Life

Lincoln Life Insurance Company ("Lincoln Life", "the Company", "we", "us", "our") (EIN 22-0832760) is a stock life insurance company chartered in New Jersey in 1897 and redomesticated to New York on April 2, 2007. It is engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is an indirect wholly owned subsidiary of Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

The Company was formed as a result of the merger of two stock life insurance company subsidiaries of LNC. On April 2, 2007, Lincoln Life & Annuity Company of New York (former Lincoln New York) was merged with and into the Company (which was then known as Jefferson Pilot LifeAmerica Insurance Company). Simultaneously with the merger, the Company's name was changed from Jefferson Pilot LifeAmerica Insurance Company to Lincoln Life & Annuity Company of New York. As a result, the assets and liabilities of the former Lincoln New York became part of the assets and liabilities of the Company and the life insurance policies previously issued by the former Lincoln New York became obligations of the Company.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Lincoln Financial Group sells a wide variety of financial products and solutions through financial advisors: mutual funds, managed accounts, retirement solutions, life insurance, 401(k) and 403(b) plans, savings plans, institutional investments and comprehensive financial planning and advisory services.

Lincoln Life is subject to the laws of New York governing insurance companies and to regulation by the New York State Insurance Department ("Insurance Department"). An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year along with the Company's financial condition as of the end of that year. Regulation by the Insurance Department includes periodic examination to determine our contract liabilities and reserves. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of our operations is conducted periodically by the Insurance Department. Such regulation does not, however, involve any supervision of management practices or policies, or our investment practices or policies.

A blanket bond with a per event limit of $50 million and an annual policy aggregate limit of $100 million covers all of the officers and employees of the Company.

Registration Statement

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered. The Registration Statement, its amendments and exhibits, contain information beyond that found in the prospectus and the SAI. Statements contained in the prospectus and the SAI as to the content of policies and other legal instruments are summaries.

Changes of Investment Policy

Lincoln Life may materially change the investment policy of the Separate Account. If this decision is made, we must inform the owners and obtain all necessary regulatory approvals. Any change must be submitted to the Insurance Department. The Insurance Department would not approve the change in investment policy if found to be detrimental to the interests of the owners of the policies or the end result would render our operations hazardous to the public.

In the event of a material change in the investment strategy of any Sub-Account, you may transfer the amount in that Sub-Account to any other Sub-Account or the Fixed Account, without a transfer charge, even if the 24 free transfers have already been used. You must exercise this option to transfer within 60 days after the effective date of such a change in the investment strategy of the Sub-Account.

Principal Underwriter

Lincoln Financial Distributors, Inc. ("LFD"), One Granite Place, Concord, New Hampshire 03301, is the principal underwriter for the policies, which are offered continuously. LFD is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The principal underwriter has overall responsibility for establishing a selling plan for the policies. LFD has not previously served as principal underwriter for the sale of policies offered through the Separate Account, and it, therefore, has not previously received underwriting commissions for the sale policies. LFD will not retain underwriting commissions from the sale of the policies.

Disaster Plan

Lincoln's business continuity and disaster recovery strategy employs system and telecommunication accessibility, system back-up and recovery, and employee safety and communication. The plan includes documented and tested procedures that will assist in ensuring the availability of critical resources and in maintaining continuity of operations during an emergency situation.

Advertising

Lincoln Life is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Lincoln Life. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

The Product is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Product or any member of the public regarding the advisability of investing in securities generally or in the Product particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Licensee or the Product. S&P has no obligation to take the needs of the Licensee or the owners of the Product into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Product or the timing of the issuance or sale of the Product or in the determination or calculation of the equation by which the Product is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Product.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SERVICES

Independent Registered Public Accounting Firm

The financial statements of the Separate Account and the financial statements of the former Lincoln New York and Jefferson Pilot LifeAmerica Insurance Company, as well as the supplemental financial statements for the Company (formerly known as Jefferson Pilot LifeAmerica Insurance Company) appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, 2300 National City Center, 110 West Berry Street, Fort Wayne, Indiana 46802, as set forth in their reports, also appearing in this SAI and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included herein in reliance on their reports given on their authority as experts in accounting and auditing.

Accounting Services

We have entered into an agreement with the Delaware Service Company, Inc., 2005 Market Street, Philadelphia, PA, 19203, to provide accounting services to the Separate Account. Lincoln Life makes no separate charge against the assets of the Separate Account for this service.

Checkbook Service for Disbursements

We offer a checkbook service in which the death benefit proceeds are transferred into an interest-bearing account, in the beneficiary's name as owner of the account. Your beneficiary has quick access to the proceeds and is the only one authorized to transfer proceeds from the account. This service allows the beneficiary additional time to decide how to manage death benefit proceeds with the balance earning interest from the day the account is opened.

We also offer this same checkbook service for surrenders of your policy of $5,000 or more. Once your request is processed, proceeds are placed in an interest-bearing account in your name. You have complete access to your proceeds through check writing privileges. You have the choice of leaving proceeds in this account or you may write checks immediately-even a check for the entire amount.

Administrative Services

Lincoln Life & Annuity Company of New York is an affiliate of The Lincoln National Life Insurance Company, 1300 South Clinton Street, Fort Wayne, Indiana 46802, which provides administrative services for the policies. The Lincoln National Life Insurance Company receives no compensation from the Separate Account for these services.

POLICY INFORMATION

Case Exceptions

This policy is available for purchase by corporations and other groups or sponsoring organizations on a multiple-life case basis. We reserve the right to reduce premium loads or any other charges on certain cases, where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including but not limited to, the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policy owner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, the expected persistency of the individual policies and any other circumstances which we believe to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification by us on a uniform case basis. Reductions in these charges will not be unfairly discriminatory against any person, including the affected policy owners invested in the Separate Account.

Assignment

While the insured is living, you may assign your rights in the policy, including the right to change the beneficiary designation. The assignment must be in writing, signed by you and received at our Administrative Office. It will become effective when we receive the original assignment or a certified copy of the assignment at our Administrative Office. We will not be responsible for any assignment that is not received by us, nor will we be responsible for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed to Lincoln Life at the time the assignment is received and any interest accrued on such indebtedness after we have received any assignment.

Once received, the assignment remains effective until released by the assignee in writing. As long as an assignment remains effective, you will not be permitted to take any action with respect to the policy without the consent of the assignee in writing.

Transfer of Ownership

As long as the insured is living, you may transfer all of your rights in the policy by submitting a Written Request to our Administrative Office. You may revoke any transfer of ownership prior to its effective date. The transfer of ownership, or revocation of transfer, will not take effect until received by us. Once we have received the transfer or revocation of transfer, it will take effect as of the date of the latest signature on the Written Request.

On the effective date of transfer, the transferee will become the Owner and will have all the rights of the Owner under the policy. Unless you direct us otherwise, with the consent of any assignee named in an assignment received by us, a transfer will not affect the interest of any beneficiary designated prior to the effective date of transfer.

Beneficiary

The beneficiary is initially designated on a form provided by us for that purpose and is the person who will receive the death benefit proceeds payable. Multiple beneficiaries will be paid in equal shares, unless otherwise specified to the Company.

You may change the beneficiary at any time while the insured is living, except when we have received an assignment of your policy or an agreement not to change the beneficiary. Any request for a change in the beneficiary must be in writing, signed by you, and received at our Administrative Office. If the owner has specifically requested not to reserve the right to change the beneficiary, such a request requires the consent of the beneficiary. The change will not be effective until received by us. Once we have received the change of beneficiary, the change will take effect as of the date of latest signature on the Written Request or, if there is no such date, the date received.

If any beneficiary dies before the insured, the beneficiary's potential interest shall pass to any surviving beneficiaries in the appropriate beneficiary class, unless otherwise specified to the Company. If no named beneficiary survives the insured, any death benefit proceeds will be paid to you, as the owner, or to your executor, administrator or assignee.

Right to Convert Contract

You may at any time transfer 100% of the Policy's Accumulation Value to the General Account and choose to have all future premium payments allocated to the General Account. After you do this, the minimum period the Policy will be in force will be fixed and guaranteed. The minimum period will depend on the amount of Accumulation Value, the Specified Amount, the sex, Attained Age and rating class of the Insured at the time of transfer. The minimum period will decrease if you choose to surrender the Policy or make a withdrawal. The minimum period will increase if you choose to decrease the Specified Amount, make additional premium payments, or we credit a higher interest rate or charge a lower cost of insurance rate than those guaranteed for the General Account.

Change of Plan

Within the first 18 months from the policy date, you may exchange your policy without any evidence of insurability for any one of the permanent life insurance policies then being issued by us belonging to the same premium class to which your policy belongs.

The request for exchange must be in writing and received by us within 18 months of the policy date of your policy. Unless otherwise agreed by you and us, the new policy will have the same initial amount of insurance and policy date as the original policy, and the issue age of the insured under the new policy will be the issue age of the insured as of the policy date of the original policy. Any riders and incidental benefits included in the original policy will be included if such riders and incidental benefits are issued with the new policy. If the conversion results in the increase or decrease in the Accumulation Value, such increase or decrease will be payable to us by you, as applicable.

The Company may not make an offer to you to exchange your policy without obtaining required regulatory approvals.

Settlement Options

Proceeds will be paid in a lump sum unless you choose a settlement option we make available.

Deferment of Payments

Amounts payable as a result of loans, surrenders or partial surrenders will be paid within seven calendar days of our receipt of such a request in a form acceptable to us. In the event of a deferral of a surrender, loan or payment of the death benefit proceeds beyond 10 days from receipt of the request, interest will accrue and be paid as required by law. We may defer payment or transfer from the Fixed Account up to six months at our option. If we exercise our right to defer any payment from the Fixed Account, interest will accrue and be paid (as required by law) from the date you would otherwise have been entitled to receive the payment. We will not defer any payment used to pay premiums on policies with us.

Incontestability

The Company will not contest your policy or payment of the death benefit proceeds based on the initial specified amount, or an increase in the specified amount requiring evidence of insurability, after your policy or increase has been in force for two years from date of issue or increase.

Misstatement of Age or Sex

If the age or sex of the insured has been misstated, benefits will be those which would have been purchased at the correct age or sex. If the policy is issued on a unisex basis, and the age of the insured has been misstated, benefits will be those which would have been purchased at the correct age.

Suicide

If the insured dies by suicide, while sane or insane, within two years from the date of issue, the Company will pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the insured dies by suicide, while sane or insane, within two years from the date any increase in the specified amount, the Company will pay no more than a refund of the monthly charges for the cost of the increased amount. This time period could be less depending on the state of issue.

PERFORMANCE DATA

Performance data may appear in sales literature or reports to owners or prospective buyers.

Past performance cannot guarantee comparable future results.

Performance data reflects the time period shown on a rolling monthly basis and is based on Sub-Account level values adjusted for your policy's expenses.

Data reflects:

     -    an annual reduction for fund management fees and expenses, and

     - a policy level mortality and expense charge applied on a daily equivalent basis, but

     - no deductions for additional policy expenses (i.e., premium loads, administrative fees, and cost of insurance charges), which, if included, would have resulted in lower performance.

These charges and deductions can have a significant effect on policy values and benefits. Ask your financial representative for a personalized illustration reflecting these costs.

Sub-Account performance figures are historical and include change in share price, reinvestment of dividends and capital gains and are net of the asset management expenses that can be levied against the Sub-Account.

The Average Annual Returns in the table below are calculated in two ways, one for Money Market Sub-Account, one for all other Sub-Accounts. Both are according to methods prescribed by the SEC.

Money Market Sub-Account:

The Average Annual Return is the income generated by an investment in the Money Market Sub-Account over a seven-day period, annualized. The process of annualizing results when the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment.

The Money Market Sub-Account's return is determined by:

     a) calculating the change in unit value for the base period (the 7-day period ended December 31, of the previous year); then

     b) dividing this figure by the account value at the beginning of the period; then

     c)   annualizing this result by the factor of 365/7.

Other Sub-Accounts:

The Average Annual Return for each period is determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula:

       P(1 + T)n = ERV

Where: P = a hypothetical initial purchase payment of $1,000

       T = average annual total return for the period in question

       N = number of years

     ERV = ending redeemable value (as of the end of the period in question) of a hypothetical $1,000 purchase payment made at the beginning of the 1-year, 3-year, 5-year, or 10-year period in question (or fractional period thereof)

The formula assumes that:

     (1)  all recurring fees have been charged to the policy owner's accounts;
          and

     (2) there will be a complete redemption upon the anniversary of the 1-year, 3-year, 5-year, or 10-year period in question.

In accordance with SEC guidelines, we report Sub-Account performance back to the first date that the fund became available, which could pre-date its inclusion in this product. Where the length of the performance reporting period exceeds the period for which the fund was available, Sub-Account performance will show an "N/A".

FINANCIAL STATEMENTS

The December 31, 2007 financial statements of the Separate Account, and the financial statements of the former Lincoln New York and Jefferson Pilot LifeAmerica Insurance Company, as well as supplemental consolidated financial statements for the Company (formerly known as Jefferson Pilot LifeAmerica Insurance Company) follow.

          [Financial statements to be added by Pre-Effective Amendment]

                           PART C - OTHER INFORMATION

Item 26. EXHIBITS

(1) Resolution of the Board of Directors of Lincoln Life & Annuity Company of New York and related documents authorizing establishment of the Account (2)

(2)  Commission Schedule for Variable Life Policies (5)

(3) (a) Form of Principal Underwriting Agreement between Lincoln Life & Annuity Company of New York and Lincoln Financial Distributors, Inc. (15)

     (b)  Selling Group Agreement (4)

(4)  (a) Policy Form LN696 NY (Filed herewith)

     (b)  Change of Insured Rider - Policy Form LR496 NY (6)

     (c)  Estate Tax Repeal Rider - Policy Form LR511 NY (9)

     (d)  No-Lapse Enhancement Rider - Policy Form LR696-07 NY (Filed herewith)

     (e)  Overloan Protection Rider - Policy Form LR540 (Filed herewith)

     (f)  Premium Reserve Rider - Policy Form LR 543 NY (Filed herewith)

     (g)  Waiver of Monthly Deduction Rider - Policy Form LR436 LNY, LR437 LNY
          (3)

(5)  (a) Application - Policy Form B11 NY(13)

     (b)  Addendum to Application - Policy Form B30 NY, B30 NY - M (13)

(6)  (a) Articles of Incorporation of Lincoln Life & Annuity Company of New York
     (1)

     (b)  Bylaws of Lincoln Life & Annuity Company of New York (1)

(7)  Form of Reinsurance Contracts (Filed herewith)

(8) Fund Participation Agreements, and amendments thereto, between Lincoln Life & Annuity Company of New York and:

     (a)  AllianceBernstein Variable Products Series Fund, Inc. (14)

     (b)  American Funds Insurance Series (14)

     (c)  American Century Investments Variable Portfolios, Inc. (14)

     (d)  Delaware VIP Trust (14)

     (e)  Fidelity Variable Insurance Products Trust (14)

     (f) Franklin Templeton Variable Insurance Products Trust (14)

     (g) Lincoln Variable Insurance Products Trust (14)

     (h) MFS Variable Insurance Trust (14)

(9) (a) Services Agreement (11), and amendments thereto (8), and additional amendment (10), between The Lincoln National Life Insurance Company (and affiliates) and Delaware Management Holdings, Inc., Delaware Service Company, Inc.

     (b) Amended and Restated Service Agreement by and between Lincoln Life & Annuity Company of New York and The Lincoln National Life Insurance Company, effective January 1, 2004 (12)

(10) Not applicable.

(11) Opinion and Consent of Counsel (To be filed by amendment)

(12) Not Applicable.

(13) Not Applicable.

(14) Consent of Independent Registered Public Accounting Firm (To be filed by amendment)

(15) Not applicable.

(16) Not applicable.

(17) Not applicable.

----------
(1) Incorporated by reference to Post-Effective Amendment No. 17 on Form N-6 to Registration Statement on Form S-6 (File No. 033-77496) filed on April 2, 2007.

(2) Incorporated by reference to Registration Statement on Form N-8B-2 (File No. 811-08651) filed on February 11, 1998.

(3) Incorporated by reference to Registration Statement on Form S-6 (File No. 333-42507) filed on December 17, 1997.

(4) Incorporated by reference to Pre-Effective Amendment No. 1 on Form N-4 (File 333-93875) filed on April 27, 2000.

(5) Incorporated by reference to Post-Effective Amendment No. 6 on Form S-6 (File No. 333-42507) filed on July 28, 2000.

(6) Incorporated by reference to Post-Effective Amendment No. 7 on Form S-6 (File No. 333-42507) filed on April 20, 2001.

(7) Incorporated by reference to Post-Effective Amendment No. 2 on Form N-6 (File No. 333-84684) filed on April 23, 2003.

(8) Incorporated by reference to Post-Effective Amendment No. 5 on Form N-4 (File No. 333-43373) filed on April 4, 2002.

(9) Incorporated by reference to Post-Effective Amendment No. 2 on Form S-6 (File No. 333-52194) filed on November 13, 2001.

(10) Incorporated by reference to Post-Effective Amendment No. 2 on Form N-6 (File No. 333-118478) filed on April 6, 2006.

(11) Incorporated by reference to Post-Effective Amendment No. 21 on Form N1-A (File No. 2-80741, 811-3211) filed on April 10, 2000.

(12) Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6 (File No. 333-84684) filed on April 7, 2004.

(13) Incorporated by reference to Registration Statement on Form N-6 (File No. 333-112972) filed on February 20, 2004.

(14) Incorporated by reference to Post-Effective Amendment No. 1 on Form N-6 (File No. 333-141771) filed on April 20, 2007.

(15) Incorporated by reference to Post-Effective Amendment No. 1 on Form N-4 (File No. 333-141758) filed on April 11, 2007.

Item 27. Directors and Officers of the Depositor

NAME                              POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------   ----------------------------------------------
J. Patrick Barrett                Director
4605 Watergap
Manlius, NY 13104

Charles C. Cornelio*****          Director

Frederick J. Crawford***          Chief Financial Officer and Director

Robert W. Dineen****              Director

Christine S. Frederick****        Second Vice President and Chief Compliance
                                  Officer

Dennis R. Glass******             President, Chief Executive Officer,
                                  and Director

George W. Henderson, III          Director

Granville Capital
300 North Greene Street
Greensboro, NC 27401

Mark E. Konen*****                Senior Vice President and Director

M. Leanne Lachman                 Director
870 United Nations Plaza, #19-E
New York, NY 10017

Louis G. Marcoccia                Director
Senior Vice President
Syracuse University
Crouse-Hinds Hall, Suite 620
900 South Crouse Avenue
Syracuse, NY 13244

Patrick S. Pittard                Director
20 Cates Ridge
Atlanta, GA 30327

Dennis L. Schoff******            Director

Robert O. Sheppard*               Second Vice President and General Counsel

Michael S. Smith***               Assistant Vice President and Director

Rise C. M. Taylor**               Second Vice President and Treasurer

Westley V. Thompson****           Director

C. Suzanne Womack******           Secretary

*       Principal business address is 100 Madison Street, Suite 1860, Syracuse,
        NY 13202

**      Principal business address is 1300 South Clinton Street, Fort Wayne, IN
        46801

*** Principal business address is Center Square West Tower, 1500 Market Street, Suite 3900, Philadelphia, PA 19102-2112

****    Principal business address is 350 Church Street, Hartford, CT 06103

*****   Principal business address is 100 North Greene Street, Greensboro, NC
        27401

******  Principal business address is 150 Radnor Chester Road, Radnor, PA 19087


Item 28. Persons Controlled by or Under Common Control with the Depositor or the Registrant

Organizational Chart of the Lincoln National Corporation Insurance Company Holding Company System (Filed herewith)

Item 29. Indemnification

     (a) Brief description of indemnification provisions:

In general, Article VII of the By-Laws of Lincoln Life & Annuity Company of New York provides that Lincoln New York will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln New York, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or act opposed to the best interests of, Lincoln New York. Certain additional conditions apply to indemnification in criminal proceedings.

In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln New York in connection with suits by, or in the right of, Lincoln New York.

Please refer to Article VII of the By-Laws of Lincoln New York (Exhibit No. 6 hereto) for the full text of the indemnification provisions.

Indemnification is permitted by, and is subject to the requirements of, New York law.

     (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriter

     (a) Lincoln Financial Distributors, Inc. currently serves as Principal Underwriter for: Lincoln Life & Annuity Variable Annuity Account H; Lincoln Life & Annuity Flexible Premium Variable Life Account JA-B; Lincoln National Variable Annuity Account L; Lincoln Life & Annuity Variable Annuity Account L; Lincoln Life & Annuity Flexible Premium Variable Life Account M; Lincoln New York Account N for Variable Annuities; LLANY Separate Account R for Flexible Premium Variable Life Insurance; LLANY

Separate Account S for Flexible Premium Variable Life Insurance; and Lincoln Life & Annuity Flexible Premium Variable Life Account Y.

(b) (i) Officers and Directors of Lincoln Financial Distributors, Inc.:

NAME                       POSITIONS AND OFFICES WITH UNDERWRITER
------------------------   -----------------------------------------------------
Terrence Mullen*           Chief Executive Officer, President and Director
David M. Kittredge*        Senior Vice President
Duane L. Bernt**           Vice President and Treasurer
Patrick J. Caulfield****   Vice President and Chief Compliance Officer
Frederick J. Crawford**    Director
Dennis R. Glass*****       Director
Nancy A. Jordan***         Second Vice President, Chief Financial Officer and
                           Controller
Marilyn K. Ondecker***     Secretary

* Principal Business address is 2001 Market Street, 4th Floor, Philadelphia, PA 19103

** Principal Business address is 1500 Market Street, Suite 3900, Philadelphia, PA 19102

***     Principal Business address is 1300 S. Clinton Street, Ft. Wayne, IN
        46802

****    Principal Business address is 350 Church Street, Hartford, CT 06103

*****   Principal business address is 150 Radnor Chester Road, Radnor, PA 19087

(c) N/A

Item 31. Location of Accounts and Records

Books of Account and corporate records are maintained by Lincoln Life & Annuity Company of New York, 100 Madison Street, Suite 1860, Syracuse, New York 13202.

All other accounts, books, and documents, except accounting records, required to be maintained by the 1940 Act and the Rules promulgated thereunder are maintained by The Lincoln National Life Insurance Company, 1300 S. Clinton Street, Fort Wayne, Indiana 46802 and One Granite Place, Concord, New Hampshire 03301. The accounting records are maintained by Delaware Management Company, One Commerce Square, 2005 Market Street, Philadelphia, Pennsylvania 19103.

Item 32. Management Services

Not Applicable.

Item 33. Fee Representation

Lincoln Life represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Lincoln Life & Annuity Flexible Premium Variable Life Account M, has duly caused this initial Registration Statement on Form N-6 to be signed on its behalf by the undersigned duly authorized, in the City of Greensboro and State of North Carolina, on the 29th day of January, 2008.

                                   Lincoln Life & Annuity Flexible Premium
                                   Variable Life Account M
                                   (Registrant)


                                   By /s/ Mark E. Konen
                                      ------------------------------------------
                                      Mark E. Konen
                                      Senior Vice President
                                      Lincoln Life & Annuity Company of New York


                                   Lincoln Life & Annuity Company of New York
                                   (Depositor)


                                   By /s/ Mark E. Konen
                                      ------------------------------------------
                                       Mark E. Konen
                                       Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, this initial Registration Statement has been signed below on January 29, 2008, by the following persons, as officers and directors of the Depositor, in the capacities indicated:

SIGNATURE                        TITLE
------------------------------   ---------------------------------------


/s/ Dennis R. Glass *            President, Chief Executive Officer, and
------------------------------   Director
Dennis R. Glass                  (Principal Executive Officer)


/s/ Frederick J. Crawford *      Chief Financial Officer and Director
-----------------------------    (Principal Financial Officer)
Frederick J. Crawford

/s/ Charles C. Cornelio *        Senior Vice President and Director
------------------------------
Charles C. Cornelio


/s/ Robert W. Dineen *           Director
------------------------------
Robert W. Dineen


/s/ Mark E. Konen                Senior Vice President and Director
------------------------------
Mark E. Konen


/s/ M. Leanne Lachman *          Director
------------------------------
M. Leanne Lachman


/s/ Louis G. Marcoccia *         Director
------------------------------
Louis G. Marcoccia


/s/ Dennis L. Schoff *           Director
------------------------------
Dennis L. Schoff


/s/ Michael S. Smith *           Director
------------------------------
Michael S. Smith


/s/ Westley V. Thompson *        Director
------------------------------
Westley V. Thompson


*By: /s/ Frederick C. Tedeschi
     -------------------------
     Attorney-in-Fact

                            POWER OF ATTORNEY

We, the undersigned directors and/or officers of Lincoln Life & Annuity Company of New York, hereby constitute and appoint Kelly D. Clevenger, Christine S. Frederick, Robert L. Grubka, Brian A. Kroll, Lawrence A. Samplatsky, Rise C. M. Taylor and Frederick C. Tedeschi, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Initial Registration Statements; including exhibits, or other documents filed on Forms N-6 or N-4 or any successors to these Forms, filed with the Securities and Exchange Commission, under the Investment Company Act of 1940, on behalf of the Company in its own name or in the name of one of its Separate Accounts , hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement as follows:

VARIABLE LIFE INSURANCE SEPARATE ACCOUNTS:
------------------------------------------
Lincoln Life & Annuity Flexible Premium Variable Life Account M: 811-08559 LLANY Separate Account R for Flexible Premium Variable Life: 811-08651
LLANY Separate Account S for Flexible Premium Variable Life: 811-09257 Lincoln Life & Annuity Flexible Premium Variable Life Account Y: 811-21029 Lincoln Life & Annuity Flexible Premium Variable Life Account JA-B: 811-08470 VARIABLE ANNUITY SEPARATE ACCOUNTS:
-----------------------------------
Lincoln Life & Annuity Variable Annuity Account H: 811-08441
Lincoln Life & Annuity Variable Annuity Account L: 811-07785
Lincoln New York Account N for Variable Annuities: 811-09763

The execution of this document by the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

Signature                         Title
---------                         -----
/s/ Dennis R. Glass
______________________________    President, Chief Executive Officer and Director
Dennis R. Glass                   (Principal Executive Officer)

/s/ Frederick J. Crawford
______________________________    Senior Vice President, Chief Financial Officer and Director
Frederick J. Crawford             (Principal Financial Officer)

/s/ Charles C. Cornelio
______________________________    Senior Vice President and Director
Charles C. Cornelio

/s/ Mark E. Konen
______________________________    Senior Vice President and Director
Mark E. Konen

/s/ Michael S. Smith
______________________________    Assistant Vice President and Director
Michael S. Smith

/s/ Robert W. Dineen
______________________________     Director
Robert W. Dineen

/s/ M. Leanne Lachman
______________________________     Director
M. Leanne Lachman

/s/ Louis G. Marcoccia
______________________________     Director
Louis G. Marcoccia

/s/ Dennis L. Schoff
______________________________     Director
Dennis L. Schoff

/s/ Westley V. Thompson
______________________________     Director
Westley V. Thompson





Version: January 4, 2008